



A World *of* Opportunity is Straight Ahead.

MAY 10 2004
ARLS
P.E. 12/31/03

PROCESSED
MAY 11 2004
THOMSON FINANCIAL



BENEFITS TO THE PRACTICE

- Stimulates patient demand
- Affordable payment plans expand market for patients
- High quality ads provide "big company" quality to small practices
- Online patient payment systems speed collection

- Practice results available 24/7 online
- Key performance indicators compared to system-wide averages
- Invoice-level detail allows for effective management
- Full financial and statistical reporting package

- Easy-to-use online system
- Savings up to 50% vs. industry average
- Often no shipping charges
- Practices receive frequent flier miles for purchases through on-line system

- Full service equipment procurement plan
- Site selection
- Custom office design to suit needs and budget
- Lease negotiation and lease management

- Online employee interface
- Biometric time-clock reduces errors and fraud
- Person-to-person HR consulting and support

- Person-to-person technical support
- Eliminates need for local technical support
- Practices receive software support from staff who designed system

- Training team with clinical experience available
- Evaluations of monthly performance and recommendation of methods to improve performance
- Onsite visits ensure adequate training of staff and promote optimum performance

- Relieves burden of patient insurance claims
- Past due collections
- Relieves staff of dealing with patient financial issues

Company Profile:

OCA is a leading provider of integrated business services to healthcare practices. OCA offers practices a full range of business, operational and marketing services, enabling practices to focus on providing quality patient care, while increasing productivity and profitability. As of December 31, 2003, OCA was providing business services to 362 orthodontic and pediatric dental practices throughout the United States and parts of Japan, Mexico, Spain and Puerto Rico.

Our Mission:

To provide the highest quality business services to healthcare practices by using a disciplined economic approach.

Our Motto:

Do more. Do it better.

OCA@a glan

BUSINESS SERVICES AND DESCRIPTION



Marketing and Advertising

OCA develops and implements marketing and advertising for practices, using television, radio and print media advertising, as well as promotions within the practices for which the Company provides services. OCA tailors the advertising to the particular market and prominently features the names and locations of the affiliated practice. OCA also produces direct mail campaigns for practices. OCA's individualized practice websites serve as an advertising and educational tool for patients. Through these sites, patients can access and pay their accounts.



Financial and Statistical Reporting

Practices can use OCA's Internet-based financial and statistical system to view their operating and financial data. The system provides customized reports for financial and clinical data and performance measures for a practice. Performance statistics and financial data are updated continually. OCA also provides quarterly financial statements for practices, including an analysis of the financial results and recommended methods for improving performance.



Purchasing

OCA is one of the largest purchasers of dental and orthodontic supplies in the world. By leveraging the combined purchasing power of its customer base, OCA is able to make bulk purchases of equipment, office furniture and clinical and office supplies in order to reduce costs and associated administrative expenses for practices. OCA negotiates arrangements with suppliers that provide cost savings to practices. OCA also has implemented an online inventory ordering system, which allows practices to order supplies directly from vendors through OCA's private computer network. The Company's online inventory ordering system contains over 35,000 products from over 375 vendors.



Office Leasing and Construction

OCA's real estate department provides a range of office leasing, construction and other commercial real estate services. OCA's services include strategically locating office space, procuring favorable leases for office space, designing and arranging for build-outs of state-of-the-art facilities, and providing ongoing service and consultation on facilities management, lease renewal and remodeling.



Payroll System and Employee Benefits

OCA has developed a system that centralizes payroll-related functions for employees. The system allows OCA to efficiently manage all the payroll-related functions from one centralized location, and it allows employees to review and/or change their personal information. OCA also uses a biometric fingerprint time clock system to record employee time and attendance.



Information Technology

OCA provides person-to-person technology support for management information systems and other IT-related support through a call center staffed by support technicians. OCA has developed several proprietary software applications to enhance the quality of its business services. All of OCA's systems are Internet-based. These applications include a full-featured practice management system, an online purchasing system, a proprietary practice financial accounting and reporting system, and other proprietary systems.



Consulting and Training

OCA accesses the ongoing performance of practices and advises them on how to improve operations. Practice personnel receive initial training regarding management information systems at the Company's training office in Metairie, Louisiana. OCA also provides various training programs for support staff aimed at promoting efficient use of systems and educating affiliated practices about "best practices." In addition, the Company offers courses to support staff on version upgrades of systems. OCA also employs training teams that travel to new centers to train the clinical and business staff in the use of these systems.



Patient Financial Services

OCA has developed a centralized collection system that frees practices from the day-to-day function of collecting patient fees. This system also includes working with insurance companies and other third-party payors. OCA believes that collection of patient fees is often a practice's area of greatest inefficiency.

OCA is on the road to a "World of Opportunity."

Over the past decade, the Company continued to evolve by expanding and enhancing its portfolio of business services to meet the demands of a growing national and international marketplace. The Company has used its experience to develop an ever-improving suite of services.

OCA has redefined and reengineered itself during the past year. The Company has entered an exciting new phase of growth. Costly investments in new affiliations with established practices are a thing of the past. OCA is now focused on maximizing the performance of its existing customers. In addition, providing business services on a fee basis to the full spectrum of medical professionals throughout the world is the bright new future of OCA.

3



LETTER TO STOCKHOLDERS
OCA has gone through two years of redefining and reengineering itself, all for the long-term. We expect 2004 to be the year that these changes will begin to manifest themselves.



Q + A with Bart Palmisano, Sr. and Dr. Dennis Buchman
OCA has undergone a gradual evolution, during which time we have developed and built all these wonderful systems that can serve a much larger market.

14



OCA OUTSOURCE
Now, through OCA OutSource, we are building an information superhighway to a whole new world of opportunity: general dentists and other healthcare professionals.

16 Selected Financial and Operating Data
17 Management's Discussion and Analysis
34 Report of Independent Auditors
35 Consolidated Financial Statements
39 Notes to Consolidated Financial Statements
58 Board of Directors and Executive Management

8

The World of Opportunity

We have developed a proven model that offers the promise of revolutionizing our industry. Yet, a vast field of opportunity is waiting to be cultivated.

Financial Highlights

Year Ended December 31,	2003	2002	2001
(in thousands, except per share data)			
Statement of Income Data:			
Fee revenue	$ 375,380	$ 439,606	$ 350,954
Operating income	81,192	99,487	103,965
Income before income taxes	76,089	93,487	98,207
Net income	$ 49,065	$ 58,196	$ 61,134
Net income per share:			
Basic	$ 0.98	$ 1.14	$ 1.24
Diluted	$ 0.97	$ 1.13	$ 1.21
Weighted average shares outstanding:			
Basic	50,180	51,255	49,235
Diluted	50,474	51,463	50,438
Balance Sheet Data [1]**:**			
Cash and cash equivalents	$ 7,391	$ 7,522	$ 14,172
Working capital [2]	145,057	89,520	29,543
Total assets	660,303	607,245	576,310
Total debt, net of current portion	91,774	102,511	130,564
Total stockholders' equity	492,687	442,860	389,452

Fee Revenue *(in millions)*

$450
375
300
225
150
75
94 95 96 97 98 99 00 01 02 03

Dollar Value of New Patient Contracts *(in millions)*



Affiliated Practices



Earnings Per Share (diluted) [3]



[1] *At December 31.*

[2] *Working capital is defined as current assets minus current liabilities.*

[3] *For 2003, excludes noncash asset impairments totaling $0.08 per diluted share, net of income tax benefits, from reported diluted earnings per share of $0.97, resulting in diluted earnings per share of $1.05. For 2002, excludes non-recurring recruiting expenses and noncash asset impairments totaling $0.19 per diluted share, net of income tax benefits, from reported diluted earnings per share of $1.13, resulting in diluted earnings per share of $1.32. Amounts in 2000 and 1999 reflect diluted net income per share before cumulative effects of changes in accounting principles of $0.96 per share for both periods, which does not include cumulative effects of changes in accounting principles of $1.02 per share in 2000 and $0.02 per share in 1999, net of income tax benefits.*

To Our Stockholders,

OCA has gone through two years of redefining and reengineering itself, all for the long-term. We expect 2004 to be the year that these changes will begin to manifest themselves. We are on the road to a whole new world of opportunity. At this stage in our Company's history, I want to convey to you a clear picture of the changes in OCA. Much of the change emanates from defining who we are.

CA has always been a company that provides business services to doctors. Our main goal has been to provide the systems and services, thereby allowing doctors to focus on providing quality healthcare. We want to free doctors from the burdens of the business and financial aspects of managing the practice. We continue to expand the list of services we provide these customers, with the most recent examples being our in-house collections and practice websites. Today, our primary customers are orthodontists and pediatric dentists. But, that too, is changing.

When surveying ways to build our base business, we will continue to expand our orthodontic and pediatric dental business primarily by developing new centers for affiliated practices. These *de novo* centers give us an excellent return on investment. The market for affiliating with established practices has changed dramatically over the last two years. The large affiliation payments in the late nineties are a thing of the past. Almost all of the companies that overpaid to affiliate with established practices are no longer in business. We no longer intend to use our capital to affiliate with established practices as we have in the past. There will be only rare exceptions for strategic opportunities. Also, we will not invest in orthodontic and dental schools. Instead, we will continue to cultivate relationships with schools and help them when we are requested to do so.

We have been encouraging our affiliated practices to hire associates and use their experience to expand their practices. OCA will provide the capital and the systems to facilitate this growth. The responses have been favorable. We have received a great deal of interest from our customers to help them expand their practices. As a result, we have quite a number of new offices in the pipeline. This growth strategy is effective internationally as well as in the United States.

Bartholomew F. Palmisano, Sr.
Chairman, President and Chief Executive Officer

"When you view OCA as a business services company, not as a healthcare provider, you can begin to comprehend the market opportunity before us."







The next major area of growth for our Company is OCA OutSource. Through this newly formed division, we are now offering our services to general dentists, and we plan to target medical doctors by the third quarter of 2004. OCA OutSource will only invest capital to develop new centers or renovate existing centers, and only in the form of a loan, if the dentist or medical doctor is creditworthy. OCA OutSource will not invest in ownership of offices and equipment as we have in the past.



hen you view OCA as a business services company, not as a healthcare provider, you can begin to comprehend the market opportunity before us. The market in the United States for orthodontists and pediatric dentists is about 13,000 practitioners. When you add all dental and medical professionals, the market size for OCA OutSource is about one million practitioners, or over 75 times larger. We have received excellent feedback on OCA OutSource. I believe that OCA OutSource will contribute significantly to OCA's profits and cash flow in the future. I am not aware of anyone that can equal our packaged business solutions for healthcare practices.

Also, we are now in the formative process of providing our services in Brazil and mainland China. While it will take a few years before these countries make a significant contribution to OCA, the potential is remarkable. Our operations in Japan are doing extremely well and are expected to experience substantial growth over the next few years. We expect our operations in both Spain and Mexico to double in size in 2004. In all these countries, there are enormous long-term opportunities for OCA.

I'm pleased to report that we are traveling towards a world of opportunity. We have the tools in our possession, and we are excited about the road ahead and the journey we are taking to fulfill the true potential of this Company. We will not look back, but press forward to bring our services to practices around the world.

We are grateful to our dedicated employees and to our stockholders for their interest and support as we embark on the next major phase in the development and growth of OCA.

Sincerely,

Bartholomew F. Palmisano, Sr.
Chairman, President, Chief Executive Officer and Co-founder

Questions & Answers



Bartholomew F. Palmisano, Sr. / Chairman, President and Chief Executive Officer

How is OCA different than a year ago?

ANSWER: (BART PALMISANO, SR.) – We have always viewed ourselves as a business services company, and we are reinforcing that identity in the marketplace. What we have been doing all these years is developing a full complement of these services to provide to the orthodontic community, and we have been very successful doing so. But, keep in mind that the orthodontic market is relatively small with only about 9,000 orthodontists practicing in the United States. As a business services company, we are well on the road to a world of opportunity because we will have access to other dentists and the entire medical community, which expands our market to over one million practitioners. OCA has undergone a gradual evolution, during which time we have developed and built all these wonderful systems that can serve a much larger market. Also, today, we have the integration of OrthAlliance largely behind us, which allows management to refocus on the growth of the Company.

(DR. BUCHMAN) – Another difference, as compared with a year ago, is that our affiliated practitioners are taking advantage of our programs to expand their practices. We are experiencing significant *de novo* expansion. We assist in building more offices and bringing in associates so that practices can broaden their horizons and, in return, achieve a much larger income stream. We provide the capital and all the services that would not be available to these practitioners as stand-alone practices. Our affiliated practitioners are pleased at what we have done so far and what we plan to do.

What are your goals internationally?

ANSWER: (DR. BUCHMAN) – To expand in as many countries as possible. Our opportunities are huge in that respect. However, we recognize that international expansion cannot be rushed. We have learned that slow and cautious is the right approach as we work to understand the markets and the regulatory issues in each country, which can vary tremendously from one area to the next. It is also important to develop a rapport with an individual to lead our efforts in that country, a representative with good business skills who is well versed in the business practices of that region.

(BART PALMISANO, SR.) – Once we have developed a management team, we bring in our systems, which we then market and make available to the doctors in that particular country. You have to be flexible and adaptable to conform

to the cultures and the regulations in each particular country because we have learned that it is always different. Once you develop the team and start providing the services, then you gain traction and these operations almost grow themselves. It also helps to have our international CEOs come here to become familiar with our products and services and our U.S. operations. We expect to continue expanding our current foreign operations and are currently establishing operations in China, Brazil and other countries. We view providing services to about 5-6% of the world population of practitioners as a realistic opportunity. International expansion is very exciting. Ultimately, what you need for success in the international marketplace is a relationship that is lasting and enduring. We provide the services that these practitioners rely on, and that is the reason we will be successful internationally.

Do you believe there are growth opportunities in the United States?

ANSWER: (DR. BUCHMAN) – Certainly. We have a solid management team and our projection for 2004 is good, and we believe 2005 is going to be even better. One of the ways we are growing domestically is by focusing on internal growth. We are investing in our existing affiliated practices that have proven to be successful. That approach avoids transition or affiliation issues, and we believe it is a more sensible investment of our capital. Our existing affiliated practices already understand our Company and the services we provide. We are no longer interested in affiliating with owners of established practices. We are looking for associates to work under already existing practitioners. Once these associates acclimate to the system and understand how to be successful in developing a practice, then they have the opportunity to purchase equity in the practices, if they so desire.

(BART PALMISANO, SR.) – Agreed. Even though we are not affiliating with additional established practices, we are still generating internal growth. We really have helped our practices grow by adding patients, which in turn generates revenues. Our list of successful, high income practices is becoming larger every day. The reason for this success is fairly simple. OCA is willing to put up the capital, risk-free to the doctors, to open other offices. Doctors are generally unwilling to take on additional risk. But, with the backing of OCA, the doctors are willing to build additional offices, which results in an expanded income stream and more revenue for OCA. In addition, we help recruit associates for these doctors, who will work in these new satellite facilities. Now, we have an ideal situation with a senior doctor who understands the business, who can monitor the younger associate. As a result, that doctor can now substantially expand his or her business – not just to two centers, but to three, four or five centers. In other words, OCA has provided the means by which these doctors can substantially grow their business with a minimum of risk.

What is the potential of OCA OutSource?

ANSWER: (BART PALMISANO, SR.) – OCA OutSource has tremendous potential, and the economics are very exciting. We believe there is extraordinary opportunity for OCA OutSource not only in the U.S., but internationally as well. With OCA OutSource, we make our money by charging a monthly fee. There is no 25-year agreement or large investment required by us. However, it is important to remember that we are not a healthcare provider or a software provider. In exchange for this fee, we will provide a combination of great services: patient collections, filing insurance claims, accounting, payroll and others. By using our systems, a practitioner is going to get very useful information at a very reasonable price. And, if the practitioner ever has a computer issue or software stops working, he dials just one number to get it solved. In other words, he doesn't have to worry about the systems, he doesn't have to worry about his business; he can now focus on providing good solid healthcare to his patients – and, all for a reasonable fee.

(DR. BUCHMAN) – I am excited about our ability to offer OCA OutSource to dentists. But, that is just the beginning. It has been my experience that there is an even greater need for our services

among medical doctors. In discussions with physicians, one topic seems to always rise to the top. It's their concern about their inability to control expenses and collect insurance and Medicare payments. To us, these are problems that our systems can solve. It's just a matter of time.

Also, with respect to competition, our product offering is very unique. A practitioner would have to call many different companies to receive what we provide. With us, a doctor can find under one roof all our offerings for a single price, including: real estate management, advertising, supplies purchasing, furniture and equipment procurement, billing and collection management, practice management software, IT support, bill payment and financial statements, payroll, start-up loans, and the list goes on. When you survey the competition, OCA's opportunities are immense. Our power is in our packaged solution, and we will capitalize on that strength.



Dr. Dennis J.L. Buchman / Executive Vice President

How do you monitor and maintain customer satisfaction?

ANSWER: (DR. BUCHMAN) – We maintain close contact with our affiliated doctors and their staffs. Typically, we talk to our various affiliated practices several times a week. In addition, we have annual doctors' meetings at OCA's expense. In fact, there was a doctors' meeting in New Orleans in April, and, last October, we had a managers' meeting with over 200 clinic managers. In addition to that, we have a website where best practices are provided and there is an opportunity to evaluate and measure performance against those practices.

How should a stockholder view the litigation with OrthAlliance doctors?

ANSWER: (DR. BUCHMAN) – The litigating doctors owe OCA money for services rendered, and we believe that, eventually, they are going to pay it. Because we have outsourced the litigation, it is removed as part of management's day-to-day activities. We engaged a contingent fee law firm to represent us and agreed that they would be paid based on a percentage of proceeds paid to us in these cases. Ultimately, we turned over all the OrthAlliance litigation to this firm, and they have been working very hard to bring these issues to a close. Our incentives are aligned with theirs, because the law firm doesn't earn its fees until the litigation is concluded. This approach gets the issue off the table for us and enables management to focus on more relevant issues.

As a public company, we have experienced remarkable success since our IPO in 1994.

The World of Opportunity

By the end of World War I, the automobile was well established in America. Cars and trucks were no longer a curiosity. Yet, paradoxically, they had only begun to scratch the mostly unpaved surface of the American landscape. In a real way, an entire world of opportunity was open to be tapped, on roads yet to be built or traveled.

In 2004, OCA is in a unique and advantageous position. But, we are in the early stages of building roads to the future. We have developed a proven model that offers the promise of revolutionizing our industry. Yet, a vast field of opportunity is waiting to be cultivated. We have explored this fertile ground. We have the vehicles, and we are building the roads that will drive our Company to a whole new world of opportunity.

As a public company, we have experienced remarkable success since our IPO in 1994.

Today, a decade later, OCA ranks as one of the world's largest providers of integrated business services to private healthcare practices. We serve healthcare professionals in 46 U.S. states and on three



Training clinic staff on OCA's services is key to our success. OCA maintains a staff of full-time training professionals and conducts ongoing training for corporate staff.

continents. Just as the development of a highway system forever changed the face of transportation, OCA is leading a revolution that is remaking the way practitioners handle the business, marketing and development of their practices.

Even so, both of the fields in which we have historically focused, orthodontics and pediatric dentistry, remain highly fragmented—with thousands of practices and practitioners who are still excellent potential candidates for our services. We are also moving to capitalize on equally compelling international opportunities, with growing operations in Japan, Mexico, Spain and Puerto Rico. As large as these areas of operations may become, they represent only the tip of an iceberg compared with the potential for growth among other healthcare professionals.

eneral dentists and other healthcare providers are ideal candidates for our business services. We will help them practice more effectively in the same way that we help orthodontists and pediatric dentists. Also, we view the escalating cost of healthcare as an inducement to use our business services. Our systems and software offer significant savings as well as the ability to operate more effectively. We are engaged in building roads to these emerging markets—roads that, unlike the infrastructure of America's highways, do not require our Company to make significant new capital investments. There is no single road ahead for our model; in fact, there are several. But, they all lead to the same place: opportunity.



Success drivers

De novo centers	Associate recruiting
Services to dentists and physicians	International expansion



EMPOWERME

Our journey began in the 1980s at the edge of a frontier of opportunity: orthodontics. Well into the new millennium, OCA ranks as the global leader in its field.

Our approach has always been simple. On behalf of OCA's customers, we take care of the business side of a practice so healthcare professionals can focus on caring for patients. We surround them with a continually growing array of services that improve practice efficiency, increase revenues and enhance the practice's effectiveness in serving patients.

	FUNCTION	Implemented
Dental	Patient management software for general dentists	2003
Timeclock	Biometric time and attendance	2002
Doctor Reporting	Online financial and statistical reporting	2001
Patient Records	Digital clinical records and charts	2001
Data Sync	Daily synchronization of patient accounting with headquarters	2000
Ad Management	Online advertising management and reporting	1999
Blue Sheets	IT support problem tracking and fulfillment	1999
Patient Imaging	Digital imaging of patients for clinic records	1999
Online Purchasing	Web-based shopping and purchasing of supplies	1998
Patient Mangement	Full-featured patient management and digital clinical records	1998
HR Administrator	Payroll and benefits management	1997

Mike Cusimano, OCA OutSource Division Head, helps deliver OCA's state-of-the-art IT systems to client practices around the globe.

customers up to 40-50%.



We provide an effective, comprehensive outsourced solution for everything that is not related to patient care: accounting, payroll, employee benefits, insurance processing, clinical information systems, purchasing, advertising, and even the office space and design. In addition, we offer resources and expertise—from consulting services to recruitment of new associates—that enable practices to grow and flourish.

As a result, doctors benefit from resources and efficiencies that most practices could not otherwise enjoy. All the while, they are relieved of the burden of day-to-day operational decisions. Yet they remain self-employed. They continue to make all clinical decisions, schedule their own patients and choose their own support staff.

For a variety of reasons, our traditional market in the United States will remain a large—and largely underdeveloped—field of opportunity.

One changing reality in the marketplace has opened several new avenues of opportunity for OCA. For more and more young doctors, the prospect of opening their own practice—complete with the tasks of developing, capitalizing, staffing and managing it—is extremely daunting.

ur Company is singularly well positioned to serve these practitioners. We can provide the critical assistance in launching–and managing–their practices. In the past two years, we have witnessed a large expansion of *de novo* centers. We believe that growth will continue to accelerate.

As our experience with pediatric dentistry has deepened, we also are opening more *de novo* centers in this area. Meanwhile, we can match younger professionals with senior practitioners. This approach not only helps young practitioners establish themselves, it fuels growth for our senior practitioners and paves the way for a smooth transition when senior practitioners retire and sell their interest in the practice.

Hands-on training on OCA's systems allows new clients to benefit immediately from their relationship with OCA.



Growth *accelerators*

Many of the same market dynamics that have paved the way for OCA's success in the United States have opened new avenues of opportunity abroad. There, as in America, demand for business services is continuing to grow.

We Think *Locally* ACT GLOBALLY

To take advantage of these opportunities, OCA has steadily made inroads internationally. By the end of 2003, we were serving 26 practices in Japan, our largest area of operation overseas, with eight more divided among Mexico, Spain and Puerto Rico. We are excited about our performance and our prospects in all of these markets.

In Spain, we plan to double our number of centers during 2004. We are expanding in Mexico too, as interest among doctors remains very high. We are currently establishing operations in China and Brazil. In Japan, we not only look forward to accelerated growth through our established model, but are building new bridges as well.

For example, in 2003, we launched the concept of "OCA Lite" in Japan. Under this modified model, we provide marketing services to practices in areas where our Company has no other presence. Through our marketing efforts, we direct patients seeking orthodontic treatments to these practices and receive fee income in return. This approach permits us to test the waters in these markets before we invest in opening an office there. By the end of 2003, we were serving 50 OCA Lite practices in Japan—on our way toward a goal of 200 by the end of 2004.

Our international operations currently represent a small segment of OCA's overall business. Yet their potential for growth is vast and compelling.

As we move deliberately into this new territory, we are simultaneously reinforcing OCA's position as a world leader in healthcare business services and capitalizing on what is literally a world of opportunity.



Bart Palmisano, Jr., Chief Operating Officer, and Tram Luu, OCA Graphic Artist, review custom direct mail pieces designed to stand out from average household mail. Direct mail campaigns help to target specific zip codes and demographics and help ensure delivery to the most likely potential patients.


associates.
Each issue is packed with new information from the Company's management with messages about new services as well as growth initiatives.
SMILELINES
In This Issue
Doctors' Meeting in Hawaii
OCA
Proven
strategies
OCA's typical advertising budget for affiliated practices far exceeds industry norms and is the primary means of reaching new patients with a message of high-quality, affordable care.
5%
8%
21%
66%
Television
Radio
Internal Marketing
Yellow Pages, Print + Mail
smiles!
donties
PLANAR

On the Road to *Success*, OCA OUTSOURCE is the Superhighway.

Since we introduced the first of our business systems in the 1990s, we have steadily expanded these products. We continue to add more. Today, OCA is one of the largest application services providers to orthodontists and pediatric dentists in the world. Our customers can connect with our servers in real-time, via the Internet.





OCA has begun to market its suite of business services to general dental practices through its division, OCA OutSource, which we expect to expand substantially the market for our services.

Now, through OCA OutSource, we are building an information superhighway to a whole new world of opportunity: general dentists and other healthcare professionals.

The practice of medicine differs significantly from that of orthodontics and other dental practices. However, the management of clinical and business information—scheduling, accounting, electronic patient records, digital imaging and archiving, and statistical reporting—is remarkably similar. As a result, OCA's information and practice management systems transfer almost seamlessly to other healthcare specialties. And as result, our pool of potential users in the United States alone increases dramatically—from a population of approximately 13,000 orthodontists and pediatric dentists to about one million other healthcare professionals.

Through OCA OutSource, we are taking our business model to a different, exciting new level. Rather than investing in intangible assets, OCA OutSource will provide business services on a monthly fee basis that will help practices operate more effectively and cost-efficiently. We believe that, in the not-too-distant future, OCA OutSource will be the largest division in our Company.

OCA OutSource offers a broad menu of services—similar to, but priced differently than, our base business. We believe that our return on investment in OCA OutSource will be substantial. Services include everything from patient records to employee paychecks. Through financial data management services, practices rely on us to handle billing and collections, obtain objective financial assessments of their business, measure daily performance and plan for future growth. Through our online purchasing, they can save up to 50% on over 35,000 items and order conveniently, without bulk purchasing, negotiating or meeting with sales reps. Through our human resource services, we provide the power of an entire HR department and a powerful data management system that seamlessly handles payroll, taxes, insurance, timesheets and benefits. Online access to OCA OutSource's system offers immediate, secure access to all the information—records, scheduling, billing, financial reports—to manage practices effectively.

Along with the compelling number of potential clients, two other factors make OCA OutSource an even more attractive venture. First, no significant competitor can provide a comparable full range of business and information services to these healthcare practitioners—this gives OCA a major advantage in developing this line of business and simultaneously creating a powerful barrier to entry. Second, because our information and management tools are already developed and proven, we can take advantage of this tremendous opportunity without making a significant investment in our infrastructure.

Almost from the outset, our beta site practices for OCA OutSource have consistently experienced strong growth in production, revenues and profits. Based on these excellent results and the evident demand for our services, we began enlisting general dentistry practices for OCA OutSource.

We're building better roads over proven routes.

Many of today's interstates closely paralleled older roads, which themselves were often built over the narrow ribbons from the early days of automobiles. However, in most cases, you can barely recognize the original roadscape.

In a similar way, we believe that OCA will look very different within a few years from now. The models will look much the same. Many of the routes will be similar. But they will continue to evolve and improve. Meanwhile, we will have built thousands of miles of new infrastructure, reaching places that once we only could dream of going.

OCA is evolving into a broad-based provider of business services—not just to orthodontists, but to general dentists and physicians, and not just in North America, but far beyond. We have already led the way and established the routes. We have developed the vehicles. Our integrated information technology is an engine of change for the management of orthodontic, dental and medical practices. Now, just as wider, straighter, faster roads are built atop old roadbeds, we will continue to add layer upon layer of services and technology to strengthen our position as a leader in a world of increasing opportunity.

Keys to *Our Success*

Breadth of services	Superior economics
Responsiveness	Doctor focus



The following selected financial and operating data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and related notes included elsewhere in this Report.

(in thousands, except per share and operating data)	Year Ended December 31, 2003 [1]	2002 [1]	2001 [1]	2000	1999
STATEMENT OF INCOME DATA:					
Fee revenue	$ 375,380	$ 439,606	$ 350,954	$ 268,836	$ 226,290
Direct expenses	204,856	241,885	187,792	145,299	113,858
Operating income [2]	81,192	99,487	103,965	80,002	76,924
Income before cumulative effect of changes in accounting principles	49,065	58,196	61,134	47,722	46,514
Cumulative effect of changes in accounting principles, net of income tax benefit [3]	--	--	--	(50,576)	(678)
Net income (loss)	$ 49,065	$ 58,196	$ 61,134	$ (2,854)	$ 45,836
Diluted net income per share before cumulative effect of changes in accounting principles	$ 0.97	$ 1.13	$ 1.21	$ 0.96	$ 0.96
Cumulative effect of changes in accounting principles, net of income tax benefit, per share [3]	--	--	--	(1.02)	(0.02)
Diluted net income (loss) per share	$ 0.97	$ 1.13	$ 1.21	$ (0.06)	$ 0.94
YEAR-END DATA:					
Financial data:					
Working capital [4]	$ 145,057	$ 89,520	$ 29,543	$ 39,573	$ 102,276
Total assets [5]	660,303	607,245	576,310	367,947	362,816
Total debt, net of current portion [6]	91,774	102,511	130,564	58,575	52,773
Total equity	$ 492,687	$ 442,860	$ 389,452	$ 287,196	$ 278,527
Diluted weighted average shares outstanding	50,474	51,463	50,438	49,845	48,643
Operating Data:					
Number of affiliated practices [7]	362	371	372	245	230
Comparable practice fee revenue growth [8]	5.5%	13.9%	18.1%	15.9%	19.7%

(1) Our financial and operating results subsequent to November 9, 2001 include operating results of OrthAlliance, Inc. because we acquired OrthAlliance on such date. During 2003 and 2002, we discontinued recording fee revenue for practices that ceased paying service fees and providing the financial information we use to compute fee revenue during these periods. Also, we have not recorded fee revenue during 2003, 2002 and 2001 for OrthAlliance affiliated practices that were engaged in litigation with OrthAlliance and had ceased paying service fees to OrthAlliance as of November 9, 2001. However, certain of these practices subsequently began paying service fees, and their operating results were included beginning with the date they began paying service fees. Because of changes in the number of OrthAlliance affiliated practices for which we were recording fee revenue during 2003, 2002 and 2001, our results are significantly affected between years compared. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" for a more thorough discussion of the OrthAlliance affiliated practices.

(2) During 2003, we recorded asset impairments of $5.9 million ($3.8 million, net of income tax benefit). During 2002, we recorded asset impairments of $2.8 million ($1.7 million, net of income tax benefit) and a non-recurring recruiting expense of $12.0 million ($8.0 million, net of income tax benefit) for amounts paid to a former employee for past recruiting service.

(3) The cumulative effect of a change in accounting principle for 1999 was due to our adoption of Statement of Position 98-5, "Reporting on the Costs of Start-Up Activities" effective January 1, 1999. The cumulative effect of change in accounting principle for 2000 was due to our adoption of Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB 101"), effective January 1, 2000. Assuming that our change in revenue recognition effective January 1, 2002 was effective at January 1, 1999, pro forma net income calculated for change in accounting principle was $32.3 million and pro forma net income per diluted share was $0.66 for 1999.

(4) Working capital is calculated as total current assets less total current liabilities.

(5) Amount reported as of December 31, 1999 as patient prepayments (previously reported as a liability) has been reclassified as a reduction of service fees receivable.

(6) Includes notes payable to affiliated practices, excluding current portion.

(7) The number of affiliated practices reported as of December 31, 2003, 2002 and 2001 did not include certain practices for which we never recorded fee revenue because they had ceased paying service fees to, and were engaged in litigation with, OrthAlliance on November 9, 2001. We do not include in the number of affiliated practices at the end of each period practices that have bought out of their service, consulting or management service agreement, practices that were acquired by another affiliated practice because the obligations under its service, consulting or management service agreement were assumed by the acquiring affiliated practice, or practices that were engaged in litigation with us and for which we were not recording fee revenue at the end of the period.

(8) These amounts represent the growth in fee revenue in the indicated period relative to the comparable prior-year period for practices that were affiliated with us and for which we were recording fee revenue throughout each of the two periods being compared. There were 303 of these comparable affiliated practices in 2003, 236 in 2002, 230 in 2001, 213 in 2000 and 181 in 1999. The growth in fee revenue of affiliated practices in 2000 that were affiliated in 2000 and 1999 were calculated based on pro-forma fee revenue for those practices in 1999, calculated as if our change in accounting principle related to SAB 101 had been in effect throughout 2000 and 1999.

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the consolidated financial statements and related notes elsewhere in this Report. This discussion and analysis highlights selected information in this document and may not contain all of the information that is important to you. For a more complete understanding of trends, events, commitments, uncertainties, liquidity, capital resources and critical accounting estimates, you should carefully read this entire Report. These have an impact on our financial condition and results of operations.

This discussion and other sections of this Report contain forward-looking statements about our financial condition, results of operations, business and prospects. All statements other than statements of historical fact are statements that could be deemed as forward-looking statements. These statements appear in several sections of this Report and generally include any of the words "believe," "expect," "foresee," "anticipate," "intend," "estimate," "hope," "may," "would," "could," "should," "will," "plan" or similar expressions.

These forward-looking statements include, without limitation, statements regarding the growth of OCA OutSource, expanding business opportunities, providing business services on a monthly fee basis to general dental practices and other dental and medical practices, additional services and technology, contribution of OCA OutSource to our profits and cash flow, our future growth, growth in development of *de novo* centers and utilization of existing affiliated centers, investing in renovation or expansion of facilities of practices and related income, demand for services of pediatric dentists, development and affiliation of new orthodontic and pediatric dental centers, affiliation with additional orthodontic and pediatric dental practices, relationship with orthodontic and dental schools, amendments to service agreements, international expansion and success, compliance with service agreements by OrthAlliance affiliated practices, critical accounting policies and estimates, legal proceedings, outcomes of litigation with OrthAlliance affiliated practices and other parties, fee revenue, service fees receivable, cash flow, deferred tax assets, advancement of funds to affiliated practitioners, property, equipment and improvement and intangible assets, liquidity and capital resources, impact of recent accounting pronouncements, funding of our expansion, funding cash needs, operations and capital expenditures, operating results, growth strategy, impairment of goodwill and other identifiable intangible assets, payment or nonpayment of dividends, exercise of rights, purchase of shares and changes to our stockholder rights plan, retaining earnings for growth and development, repurchase of shares of our common stock, payments and issuance of our common stock to OrthAlliance affiliated practices under incentive programs, granting options, reduction in service fees charges to affiliated practices under performance programs, debt repayments and phase-out of the allocation of corporate overhead to OCA affiliated practices.

Forward-looking statements are not guarantees of future performance. They involve risks, uncertainties and assumptions, many of which are unpredictable and not within our control. Our future results and shareholder values may differ materially from those expressed in these forward-looking statements because of a variety of risks and uncertainties, including general economic and business conditions, our expectations and estimates concerning future financial performance, financing plans and the impact of competition, anticipated trends in our business, existing and future regulations affecting our business, and other risk factors described in our Annual Report on Form 10-K for the year ended December 31, 2003 and in our other filings with the Securities and Exchange Commission and in our public announcements. We do not intend to update these forward-looking statements after the date of this Report, even if new information, future events or other circumstances have made them incorrect or misleading as of any future date. For all of these statements, we claim the protection of the safe harbor for forward-looking statements provided in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.

OVERVIEW

Founded in 1985, OCA is the leading provider of business services to orthodontic and pediatric dental practices. At December 31, 2003, OCA was affiliated with 362 practices located throughout the United States and parts of Japan, Spain, Puerto Rico and Mexico. The total number of affiliated practices excludes 62 orthodontic and pediatric dental practices that were engaged in litigation with us and for which we had generally ceased to record fee revenue as of December 31, 2003. The total number of affiliated practices above includes 38 other practices that were not engaged in litigation with us but for which we had generally ceased to record fee revenue at December 31, 2003. We were also engaged in litigation with one practice for which we were still recording fee revenue because this practice was still paying service fees to us at December 31, 2003. We provide affiliated practices with a full range of business, operational and marketing services as well as complementary Internet-based proprietary information systems and capital for growth. We provide our products and services to affiliated practices under a service, consulting or management service agreement ("Service Agreement"), with terms that usually range from 20 to 25 years.

Our fee revenue consists of amounts earned under our Service Agreements and recognized under our revenue recognition policy. We generally earn monthly service fees under the Service Agreements based upon a percentage of the practice's operating profit or practice revenue and reimbursement of practice-related expenses. Excluding reimbursement of practice-related expenses, our service fees generally equal about 40% to 50% of a practice's operating profit or about 17% of a practice's revenue. Affiliated practices reimbursed us for practice-related expenses that we incur on their behalf, including costs to treat patients of the affiliated practices. These practice-related

expenses are recorded in our consolidated statements of income when incurred. Our affiliated practices generally incur approximately 30%-35% of their total costs to treat a patient in the first month of the patient's treatment.

Our affiliated practices have not generally accepted payment by Medicare for services provided. Approximately 0.9% of the patient revenue of our affiliated practices was paid by Medicaid in 2003, compared to 1.0% in 2002. During 2003, approximately 19.6% of the patients treated by our affiliated practices had some form of insurance coverage, a slight increase from 18.5% during 2002. Approximately 10.2% of the patient revenue of our affiliated practices was paid by a third-party payor in 2003, as compared to 14.1% during 2002. The patient is generally responsible for any portion of the fee that is not covered by insurance.

In recent years, we have taken steps to increase our revenue stream by focusing on the growth of our affiliated practices and diversifying our customer base. Beginning in 2000, we began to focus on internal growth by assisting our existing affiliated practices to grow, by adding additional associate practitioners, developing *de novo* centers and refurbishing existing facilities. We are no longer targeting new, capital intensive affiliations with established practices. We have found that investing in the growth of our existing affiliated practices typically yields more consistent growth and higher satisfaction for affiliated practitioners. We also began an international expansion that has led to affiliations with 36 orthodontic practices in four countries outside the United States. In November 2001, in connection with the OrthAlliance merger, we also began providing business services to pediatric dental practices. During the first quarter of 2004, we began offering some of our business services to general dental practices through our new division, OCA OutSource, and plan to offer our services to other healthcare practices in the future. We believe that by diversifying our customer base and continuing to expand our existing affiliated practices, we will increase fee revenue and cash flow.

Our financial success is dependent on the financial success of our affiliated practices. The primary source of our fee revenue is service fees earned under our Service Agreements with affiliated practices. We generally collect our service fees from affiliated practices as the practices collect patient fees from patients and third-party payors. As part of the services we provide, we are generally actively involved in the operational aspects of our affiliated practices. We monitor the financial performance of our practices by routinely reviewing, among other things, patient billings, collections and the amount of billed patient fees receivable of our practices. We believe that our involvement reduces the risk that our service fees will not be collected. In addition, through our management information systems, we are able to timely review critical practice financial data, including patient case starts and patient collections. This allows us to benchmark practices within a geographic area or to our entire affiliated practice base. We strive for practices to achieve approximately a 50% operating margin. We assist our affiliated practices in reaching this goal by providing practices with marketing programs, cost analysis and recommendations for changes, if needed. In addition, our affiliated practices operate in highly-regulated professions, which requires us to actively monitor developments in applicable state and federal laws.

We believe that the dollar amount of new patient contracts of our affiliated practices is the greatest predictor of our future fee revenue, because our fee revenue is based in part on a percentage of practice operating profits or revenue. During 2003, our affiliated practices generated new patient contract balances of $680.8 million, which we expect to provide us with a future stream of fee revenue and cash flow.

Our results for 2003, 2002 and 2001 were significantly affected by changes in the number of OrthAlliance affiliated practices for which we recorded fee revenue during those periods. We included fee revenue for OrthAlliance affiliated practices for less than two months in 2001, following the merger on November 9, 2001. We have not recorded fee revenue for OrthAlliance affiliated practices that were engaged in litigation with OrthAlliance and had ceased paying service fees at the time of the merger. However, if the practices subsequently continued paying service fees, their operating results were included beginning on the date they continued paying service fees. At various times during 2003 and 2002, we stopped recording fee revenue for a number of other OrthAlliance affiliated practices that ceased paying service fees and providing the financial information we use to compute fee revenue. Also, during 2003 and 2002, we stopped recording fee revenue for several OrthAlliance affiliated practices when they bought out of their Service Agreements with OrthAlliance. The practices for which we ceased recording fee revenue during 2003 and 2002 were primarily OrthAlliance affiliated practices that did not enter into amendments to their Service Agreements with OrthAlliance in connection with the merger and subsequent integration of OrthAlliance.

The following table provides components of certain information in our consolidated statements of income for 2003 and 2002. As reflected in the following table, fee revenue decreased 14.6% during 2003 compared to 2002, primarily due to a 74.7% decrease during 2003 in fee revenue from affiliated practices for which we had ceased recording fee revenue at the end of 2003. We ceased recording fee revenue for these practices because they bought out of their Service Agreements or ceased paying service fees and providing financial information to us. The vast majority are OrthAlliance affiliated practices. The decrease in fee revenue during 2003 related to these non-performing practices impacted our operating income for 2003, which decreased 18.4% during 2003 compared to 2002.

(In thousands)	Base Practices [1]	Non-Performing Practices [2]	Other Charges	Total
2003:				
Fee revenue	$ 351,378	$ 24,002	$ --	$ 375,380
Direct expenses [3]	189,301	15,555	--	204,856
General and administrative expense [3]	47,716	10,716	--	58,432
Depreciation and amortization [3]	24,106	910	--	25,016
Asset impairments	--	5,884	--	5,884
Operating income [3]	$ 90,255	$ (9,063)	$ --	$ 81,192
2002:				
Fee revenue	$ 344,781	$ 94,825	$ --	$ 439,606
Direct expenses [3]	193,053	48,832	--	241,885
General and administrative expense [3]	44,582	15,155	--	59,737
Depreciation and amortization [3]	20,265	2,659	--	22,924
Asset impairments	--	2,801	--	2,801
Non-recurring recruiting expense [4]	--	--	12,772	12,772
Operating income [3]	$ 86,881	$ 25,378	$ (12,772)	$ 99,487

(1) Represents operating results attributable to affiliated practices for which we were recording fee revenue as of December 31, 2003 ("Base Practices").
(2) Represents operating results attributable to affiliated practices in 2003 and 2002 for which we recorded fee revenue during the respective period but for which we had ceased to record fee revenue at the end of the respective period ("Non-Performing Practices").
(3) For purposes of this table only, in determining the expenses and operating income for the Base Practices and the Non-Performing Practices presented in this table, we allocated all of our corporate overhead costs during the period between the Base Practices and the Non-Performing Practices.
(4) The Company paid a former employee approximately $8.0 million in cash and forgave approximately $4.8 million of indebtedness owed by the former employee to the Company, for the former employee's past recruiting services. See Note 13 to our Consolidated Financial Statements.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

OCA's management is required to make estimates and assumptions in the preparation of the financial statements in accordance with accounting principles generally accepted in the United States. We believe that the following critical accounting policies are important in portraying our financial condition and results of operations. These policies require management's difficult, subjective or complex judgments due to the sensitivity of the methods, assumptions and estimates used in preparing our consolidated financial statements. Actual results may differ from these estimates under different assumptions and estimates.

IMPAIRMENT OF IDENTIFIABLE INTANGIBLE ASSETS

When we have affiliated with an established practice, we entered into a long-term Service Agreement with the practice and/or the affiliated practitioner under which we earn service fees by providing business services to the practice. We allocated a portion of the related costs of acquiring that agreement to an intangible asset. At December 31, 2003, we had $217.1 million of identifiable intangible assets, net of accumulated amortization, on our consolidated balance sheets. Management assesses the carrying amount of the identifiable intangible assets quarterly based on projected future cash flows under the Service Agreements based on several factors, including current operational levels of the practice, expected growth in the practice based on management's experience, the status of the affiliation of the practice and the recoverability of the asset from practices currently engaged in litigation with us. If the total projected undiscounted cash flows of the practice exceed the carrying amount of these assets, no impairment exists. If the cash flows are less than the carrying amount, management adjusts the carrying value of the asset to fair value based on the discounted cash flows method. Management's estimates may change based on future events.

REVENUE RECOGNITION

Based on our revenue recognition policy, fee revenue is recognized based upon a straight-line allocation of our affiliated practices' patient contract balances over the terms of the patient contracts, less amounts retained or estimated to be retained by the affiliated practices during the term of treatment, plus reimbursement of certain practice-related expenses. Management estimates the amounts to be retained by our affiliated practices based on amounts historically retained by the practice and certain other operational aspects of the practice. In addition, in some instances, management is required to estimate service fees receivable from certain of our affiliated practices based upon information provided by those affiliated practices. Most of these service fees are collected currently as the patients pay the practice. However, most of the patients of our affiliated practices have a payment plan which requires a final payment before completion of treatment of an amount equal to four times the normal monthly installment. Management's estimates may change based on future conditions and circumstances. We discuss our revenue recognition policy in greater detail in the following subsection.

ALLOWANCE FOR UNCOLLECTIBLE AMOUNTS

We provide an allowance for uncollectible amounts based on our estimate of service fees receivable that may not be paid by our affiliated practices. The allowance for uncollectible amounts of service fees receivable is generally calculated based upon an aging of affiliated practices' patient fees receivable for 80% of amounts over 90 days past due, 100% of amounts over 120 days past due and 6.25% of amounts for which patients have not yet been billed but which have been earned by the practices on a straight-line basis. These amounts are derived from our experience in collecting patient fees receivable on behalf of affiliated practices. We also provide allowances for uncollectible amounts of advances to affiliated practices and notes receivable from affiliated practices based on management's assessment of our affiliated practices' inability to repay their obligations. If the financial circumstances of our affiliated practices deteriorate, or if practices ceased paying service fees or engage in litigation with us, additional allowances may be required.

RECOVERABILITY OF ASSETS RELATED TO CERTAIN PRACTICES

At December 31, 2003, we were engaged in litigation with 62 practices for which we had generally ceased recording fee revenue. We were also affiliated with 38 other practices for which we had generally ceased recording fee revenue at December 31, 2003. At December 31, 2003, we had approximately $18.7 million of identifiable intangible assets and property, equipment and improvements, net of accumulated amortization and depreciation, and $8.0 million of service fees receivable, advances to affiliated practices and notes receivable from affiliated practices, net of allowances recorded, related to practices that are engaged in litigation and other practices for which we generally ceased recording fee revenue. The assessment of the recoverability of these assets is complex and requires significant judgment by management due to certain factors, primarily the uncertainty of litigation, evaluation of the outcome of pending litigation, the lack of financial information provided to us from these practices, the uncertainty of these practices fulfilling their contractual obligations to us and estimated amounts expected to be received from these practices under terms of their Service Agreements. Management estimates the amounts to be received from these practices using historical data, experience in resolving these situations and the practitioner's willingness to resolve the matter. Management has favorably resolved some of the lawsuits filed by OrthAlliance where these practices have paid us cash in excess of the net book value of the assets attributable to these practices. We have established allowances on service fees receivable, advances and notes receivable from these practices in accordance with our policy discussed above and believe the net amounts recorded are realizable as of December 31, 2003. In addition, we believe that we may receive cash in excess of the net book value of the assets attributable to these practices; however, adverse results from litigation could significantly affect the recoverability of these assets and may require us to write off these assets in the future.

VALUATION OF GOODWILL

Goodwill is carried at cost and is not amortized. At December 31, 2003, our balance sheet reflected approximately $87.6 million of goodwill related to the OrthAlliance merger. Management assesses the carrying amount of goodwill under the requirements of Statement of Financial Accounting Standards ("SFAS") No. 142. Management is required to determine the fair value of OCA's reporting units by estimating the amount for which the units can be bought or sold. If the carrying amount of a reporting unit, including goodwill, exceeds the estimated fair value, then the assets, including identifiable intangible assets, and liabilities are estimated at fair value. The excess of the estimated fair value of liabilities over the estimated fair value of assets establishes the implied value of goodwill. The excess of the carrying amount of goodwill over the implied value is an impairment charge. SFAS No. 142 states that the best evidence of fair value is the quoted market price of OCA's common stock and should be used if available. At December 31, 2003, OCA's net book value exceeded its market capitalization by approximately $89.5 million. Although market capitalization is an indicator of impairment, management used additional valuation techniques allowed under SFAS No. 142 to test for impairment and determined that goodwill was not impaired as of December 31, 2003. We believe that the decline in the market value of our common stock is not permanent. However, if our market capitalization continues to be less than our net book value, we may be required to adjust all or a portion of the carrying value of goodwill in the future.

REVENUE RECOGNITION

We earn our revenue by providing business services to affiliated practices, for which we are paid service fees. Under most of our Service Agreements, service fees are generally based upon a percentage of the affiliated practice's operating profit or revenue, plus reimbursement of practice-related expenses. Our service fees generally represent the portion of related patient contract amounts that is not retained by affiliated practices.

Our fee revenue consists of amounts earned under our Service Agreements and recognized under our revenue recognition policy. We recognize fee revenue based on a straight-line allocation of our service fees over the term of the related patient contracts of affiliated practices. This straight-line calculation differs from the contractual arrangements under most of OCA's Service Agreements, which generally allocate a higher percentage of the patient contract balance during the first month of treatment -- in which we incur a disproportionate amount of expenses as the patient initiates treatment and braces are applied. Because we record practice-related expenses when incurred and we recognize fee revenue based on a straight-line allocation of patient contract balances, we may recognize a portion of fee revenue after related expenses have been recorded and corresponding service fees have become contractually due under our Service Agreements.

We generally recognize fee revenue as follows:

- For each patient contract, the total contract amount is allocated on a straight-line basis over the term of the patient contract (which generally averages about 25 months). The term of treatment is determined by the practitioner based on the severity of the case.
- This straight-line allocation is then reduced by amounts retained by affiliated practices, which consist of (a) amounts retained by affiliated practices under the contractual terms of their Service Agreements and (b) a percentage of billed and unbilled receivables that we estimate will be retained by affiliated practices in future periods.

We also recognize fee revenue related to reimbursement of certain practice-related expenses that we incurred on behalf of affiliated practices and recorded as expenses in our consolidated statements of income. To the extent our practices have not reimbursed us for these practice-related expenses, we recognize these amounts only to the extent that the affiliated practices generate sufficient patient fees receivable to secure reimbursement of the expenses. This impacts the timing of when we recognize fee revenue related to these expenses.

Until amounts related to these practice-related expenses are recognized as fee revenue under our revenue recognition policy, we do not record the reimbursement due for these expenses as service fees receivable on our balance sheet, even though our affiliated practices have contractual obligations to reimburse us for these expenses under their Service Agreements. Practice-related expenses that had been recorded as expenses in our consolidated statements of income, but had not yet been recognized as fee revenue or recorded as service fees receivable, totaled approximately $18.0 million and $19.2 million at December 31, 2003 and 2002, respectively. The $18.0 million of unreimbursed practice-related expenses at December 31, 2003 represents fee revenue that we may recognize in the future under our revenue recognition policy.

SERVICE FEES RECEIVABLE

Service fees receivable represents fee revenue owed to us by our affiliated practices, as calculated under our revenue recognition policy. This may differ from amounts contractually due to us under our Service Agreements, because our revenue recognition policy differs in certain respects from the service fee provisions of our Service Agreements. We generally collect our service fees as affiliated practices collect related patient fees from patients and third-party payors.

Service fees receivable consist primarily of a current and long-term portion. The following table reflects the components of service fees receivable, which are described below:

(In millions)	December 31, 2003	December 31, 2002	Increase
Current portion of service fees receivable related to:			
Billed patient receivables	$ 51.1	$ 38.2	$ 12.9
Final payment accrued and third-party payor receivables	56.3	30.3	26.0
Subtotal	107.4	68.5	38.9
Less allowance for uncollectible amounts	(8.4)	(5.1)	(3.3)
Current portion of service fees receivable, net	99.0	63.4	35.6
Financed practice-related expense portion of service fees receivable	52.8	43.1	9.7
Total service fees receivable, net	$ 151.8	$ 106.5	$ 45.3

CURRENT PORTION OF SERVICE FEES RECEIVABLE

The current portion of our service fees receivable consists of two components, one related to fees billed directly to patients and the other related to fees that have not been billed or that have been billed to insurance companies or other third-party payors. We generally collect our service fees as affiliated practices collect related patient fees from patients and third-party payors.

Most of our affiliated practices use our recommended payment plan for their patients, which provides for (a) no down payment, (b) an initial record fee, (c) equal monthly payments (ranging from $109 to $139 per month, with most at $129 per month) over the term of treatment and (d) a final payment ("Final Payment") in the last month of treatment (which is typically four times the monthly payment). This results in a disproportionate amount of patient fees being billed and collected at the end of treatment. As the term of patient contracts ranges from 20-36 months (with an average of about 25 months), we will collect our service fees as practices collect funds from patients over the course of treatment. Most of the patients of our affiliated practices were using our recommended payment plan as of December 31, 2003.

Billed Patient Receivables. This portion of service fees receivable relates to affiliated practices' patient fees that have been billed directly to patients but are not yet collected ("billed patient receivables"). We generally collect our service fees from affiliated practices as they collect patient fees over the course of treatment.

The increase in billed patient receivables was primarily due to (a) an increase in the average amount of the monthly payment charged to patients by affiliated practices using our recommended payment plan during 2003, (b) a decrease in the average term of patient contracts of affiliated practices during 2003, (c) an increase during 2003 in the number of OrthAlliance affiliated practices using our recommended payment plan with no down payment, and (d) an increase in the average number of days between billing and collection of patient fees by affiliated practices during 2003.

Final Payment Accrued and Third-Party Payor Receivables. This portion of service fees receivables generally relates to (a) patient fees, including Final Payments, with respect to which we have recognized fee revenue but which have not been billed to patients or third-party payors, and (b) patient fees that have been billed to insurance companies and other third-party payors.

As discussed above, most of our affiliated practices use our recommended payment plan, which provides for a relatively large Final Payment in the final month of a patient's treatment. Under our revenue recognition policy, a portion of the unbilled Final Payment is recognized on a straight-line basis each month over the term of the patient's treatment.

For example, a typical patient contract might call for 25 months of treatment with a monthly billing of $129 for 25 months and a Final Payment before completion of $516. Accordingly, the total patient contract amount would be $3,741. For revenue recognition purposes, we straight-line this contract amount over the course of treatment and recognize a portion of it (less amounts retained or to be retained by the affiliated practice) as fee revenue. In this example, the straight-line amount would be $150 per month (the contract amount divided by 25 months), which includes a portion of the $516 Final Payment. Of this amount, only $129 will be billed to the patient each month. The remainder of $21 per month will not be billed to the patient or collected until the 25th month. Each month, that $21 per month accumulates until the patient is finally billed the Final Payment in the 25th month. Therefore, the portion of service fees receivable related to this Final Payment is expected to accumulate and grow until the $516 Final Payment is billed and collected.

Fee revenue is recognized evenly over the course of the patient's treatment, even though the Final Payment is generally billed and collected at the end of treatment. The Final Payment results in a service fee receivable because the Final Payment amount is allocated evenly and recognized as fee revenue over the term of treatment even though the Final Payment may not be received until the final month of treatment.

The following chart illustrates how service fees receivable resulting from fee revenue increases over the term of a patient contract for practices that use our recommended payment plan:



The increase during 2003 in the portion of service fees receivable related to the Final Payment was primarily due to:

- an increase during 2003 in the number of patients of affiliated practices with a patient contract providing for a Final Payment,
- an increase during 2003 in the average amount of the Final Payment charged to patients under patient contracts,
- a decrease during 2003 in the average term of patient contracts of affiliated practices, and
- an increase during 2003 in the average number of months for which we had recorded fee revenue related to the Final Payment per patient contract.

Although the Final Payment will not be collected until the last month of treatment, affiliated practices historically have not experienced significant problems collecting the Final Payment because the patient's orthodontic appliances, such as braces, must be periodically maintained and removed at the end of treatment. In addition, we have collection policies, collection systems and patient financial arrangements to assist our affiliated practices in collecting funds due from patients.

LONG-TERM PORTION OF SERVICE FEES RECEIVABLE

Financed Practice-Related Expenses. This portion of service fees receivable relates to practice-related expenses financed by us ("financed practice-related expenses"). When new practices or centers are developed, we typically finance all of the costs of operating losses and fixed assets. The affiliated practice generally has an obligation to repay OCA the practice's share of these costs plus accrued interest. We incur 100% of the depreciation and operating losses emanating from the new location and record them as expenses when incurred. We are typically repaid these expenses over a five year period.

Under our revenue recognition policy, we recognize fee revenue relating to these financed practice-related expenses to the extent the affiliated practices generate sufficient patient fees receivable to secure reimbursement of these expenses. The financed practice-related expense portion of service fees receivable represents the cumulative amount of unreimbursed practice-related expenses recognized as fee revenue under our revenue recognition policy. The financed practice-related expense portion of service fees receivable generally increases primarily due to the timing difference in when the financed practice-related expenses are recognized as fee revenue and when the affiliated practices repay these expenses over a five-year period once the practices have achieved profitability on a cash basis.

These practice-related expenses are recorded in our consolidated statements of income when incurred, but we do not record service fees receivable on our consolidated balance sheet until amounts are recognized as fee revenue according to our revenue recognition policy, even though affiliated practices have a contractual obligation to reimburse us. As these financed practice-related expenses are repaid over a five-year period, we have classified the financed practice-related expense portion of service fees receivable as non-current on our consolidated balance sheets.

Financed practice-related expenses include:

Operating Losses. Newly-developed or *de novo* centers typically generate operating losses during their first 12 months of operations. We defer reimbursement of the affiliated practice's portion of the operating losses until the de novo center begins to generate operating profits. We generally charge the affiliated practice interest on those deferred amounts at market rates. After the *de novo* center becomes profitable, the affiliated practice usually begins to reimburse us for the operating losses, including accrued interest, over a five-year period.

Depreciation Expense Relating To Property, Equipment and Improvements. We generally purchase and provide the property, equipment and improvements used in our affiliated practices. We retain ownership of these property, equipment and improvements and depreciate these assets over their estimated useful lives. Affiliated practices generally reimburse us for their portion of the costs of these property, equipment and improvements over a five-year period. We charge the affiliated practice interest on these amounts at market rates.

SERVICE AGREEMENTS WITH AFFILIATED PRACTICES

We provide business services to an affiliated practice under an agreement with an affiliated orthodontist or pediatric dentist and/or his or her wholly-owned professional entity. The form of agreement used for a particular affiliated practice is based upon the dental regulatory provisions of the state in which the affiliated practice is located. In most states, we use a form of service agreement, with some minor variations from state to state. In a small number of states with particularly stringent laws relating to the practice of dentistry, we use a consulting agreement, which also varies somewhat from state to state. OrthAlliance and its affiliated practices are parties to service, management service and consulting agreements that differ in some respects from the service and consulting agreements that OCA has historically used. The terms of these agreements typically range from 20 to 40 years, with most ranging from 20 to 25 years.

During 2003, approximately 95% of our fee revenue was attributable to service and management service agreements, with the remainder being attributable to consulting agreements. None of our affiliated practices accounted for more than 10% of our fee revenue in 2003.

We generally earn monthly service fees under the Service Agreements based upon a percentage of the practice's operating profit or practice revenue and reimbursement of practice-related expenses. Excluding reimbursement of practice-related expenses, our service fees generally equal about 40% to 50% of a practice's operating profit or about 17% of a practice's revenue.

ORTHALLIANCE AFFILIATED PRACTICES

On November 9, 2001, OrthAlliance became our wholly-owned subsidiary in a stock-for-stock merger whereby our newly formed subsidiary merged into OrthAlliance. OrthAlliance was formed in October 1996 and provides management and consulting services to orthodontists and pediatric dentists located throughout the United States. The OrthAlliance merger was accounted for using the purchase method of accounting and the results of operations of OrthAlliance have been included in our consolidated financial statements since November 9, 2001.

Before we entered into the merger agreement with OrthAlliance, we anticipated that a number of OrthAlliance practices would oppose the merger because of disappointment with OrthAlliance's stock price, unwillingness to affiliate with a competing business services provider and perceived differences in the companies' cultures and operating strategies. We factored these risks into the economics of the merger consideration. A number of OrthAlliance affiliated practices have filed lawsuits against OrthAlliance, alleging, among other things, that OrthAlliance breached their Service Agreements and that the agreements are illegal and unenforceable. This litigation is described in more detail in the Company's Annual Report on Form 10-K for the year ended December 31, 2003. The vast majority of these litigating practices ceased paying service fees to us. Other OrthAlliance affiliated practices have also ceased paying services fees to us but have not yet filed litigation.

During the fourth quarter of 2002, we established a settlement task force comprised of key members of our executive management team to focus on potential settlements of litigation or disputes with OrthAlliance affiliated practices. At December 31, 2003, we were engaged in litigation with 52 OrthAlliance affiliated practices for which we had generally ceased to record fee revenue. In addition, we were affiliated with another 33 OrthAlliance practices for which we had generally ceased recording fee revenue at December 31, 2003. From January 1, 2002 to December 31, 2003, we engaged in the following transactions with OrthAlliance affiliated practices:

- 10 OrthAlliance affiliated practices agreed to buy out of their service or consulting agreements with OrthAlliance by paying us to terminate their affiliation with OrthAlliance;
- six OrthAlliance affiliated practices transitioned their practice to another affiliated practice;
- nine OrthAlliance affiliated practices amended their service or consulting agreements in connection with the incentive programs offered to OrthAlliance affiliated practitioners and continued to be affiliated with OrthAlliance; and
- nine OrthAlliance affiliated practices entered into other amendments to their service or consulting agreements and continued to be affiliated with OrthAlliance.

None of the above transactions had a material effect on our financial statements during 2003.

Based on our experience in favorably resolving some of the lawsuits filed by OrthAlliance affiliated practices and discussions with some of the other OrthAlliance affiliated practices who are parties to pending litigation or their representatives, we currently believe that some of these practices will settle their lawsuits by paying us an amount of cash in exchange for termination or modification of their service, consulting and management service agreements with OrthAlliance, depending upon the parties' ability to reach an agreement as to the amount to be paid. We cannot assure you that such an agreement or settlement will be reached in any of these lawsuits. We also cannot, at this time, predict the outcome of these lawsuits or assure you that we will prevail in any of them, nor can we estimate at this time the amount of damages that we might incur or receive in these actions.

SEASONALITY

Historically, our affiliated practices typically experience higher patient case starts resulting in higher revenue during the summer months, when most children are not in school. During the fourth quarter, which includes the Thanksgiving and Christmas season, our affiliated practices have experienced reduced volume.

EITF ISSUE NO. 97-2

We do not have a controlling financial interest in our affiliated practices. In accordance with guidance in Emerging Issues Task Force Issue No. 97-2, we do not consolidate the patient revenue and other operations and accounts of our affiliated practices within our financial statements.

CONSOLIDATED RESULTS

The following discussion provides an analysis of our consolidated results of operations for the years ended 2003, 2002 and 2001. The following table provides information about (a) the percentage of fee revenue represented by certain items in our consolidated statements of income for the periods indicated, and (b) the percentage increase or decrease in those items from period to period:

	Year Ended December 31,			Percentage Increase (Decrease)	
	2003	2002	2001	2003 vs. 2002	2002 vs. 2001
Fee revenue	100.0%	100.0%	100.0%	(14.6)%	25.3%
Direct expenses:					
Salaries and benefits	29.6	29.1	28.8	(13.3)	26.6
Clinical supplies and lab fees	9.8	9.4	8.4	(11.4)	41.0
Rent	8.8	8.8	8.8	(14.2)	24.7
Marketing and advertising	6.4	7.7	7.5	(29.0)	28.6
Total direct expenses	54.6	55.0	53.5	(15.3)	28.8
General and administrative	15.6	13.6	11.2	(2.2)	51.7
Depreciation	3.9	2.9	3.1	15.2	17.2
Amortization	2.8	2.3	2.6	1.6	13.7
Asset impairments	1.6	0.6	--	110.1	N/A
Non-recurring recruiting expense	--	2.9	--	N/A	N/A
Operating income	21.6	22.6	29.6	(18.4)	(4.3)
Income before income taxes	20.3	21.2	28.0	(18.6)	(4.8)
Net income	13.1%	13.2%	17.4%	(15.7)%	(4.8)%

2003 COMPARED TO 2002

Net Income. Net income for 2003 was $49.1 million, a decrease of $9.1 million or 15.7% from $58.2 million for 2002. This decrease was primarily due to a decrease in fee revenue from affiliated practices for which we ceased recording fee revenue during 2002 and 2003. The overall decrease in fee revenue during 2003 was partially offset by a decrease in direct expenses in 2003 and a non-recurring recruiting expense of $12.8 million recorded in 2002 (for a discussion of this expense, see the section below captioned "— 2002 compared to 2001").

Fee Revenue. Fee revenue decreased $64.2 million, or 14.6%, to $375.4 million in 2003 from $439.6 million in 2002. This decrease was primarily related to a decrease in fee revenue from affiliated practices for which we ceased to record fee revenue during 2002 and 2003, including practices that bought out of their service or consulting agreements or that ceased paying service fees and providing financial information we use to compute fee revenue. This decrease offset an increase in fee revenue from other affiliated practices, including (a) practices for which we recorded fee revenue throughout 2002 and 2003 and (b) practices that affiliated with us during 2002 or 2003 and for which we were recording fee revenue at year-end.

At December 31, 2003, we were affiliated with 324 practices for which we were recording fee revenue, compared with 343 practices at December 31, 2002. This represents a net reduction of 19 affiliated practices for which we were recording fee revenue as of December 31, 2003, compared to December 31, 2002. Most of the practices for which we stopped recording fee revenue were affiliated with OrthAlliance. The affiliated practices for which we ceased recording fee revenue were generally mature orthodontic and pediatric dental practices with relatively high volume and operating margins. Because of the overall decrease in mature practices contributing to our results, our operating margins and expenses as a percentage of fee revenue were negatively affected during the periods discussed. We expect some continued fluctuations in fee revenue as OrthAlliance affiliated practices may buy out of their Service Agreements or stop paying service fees and providing certain financial information we use to compute fee revenue. However, certain practices that are not currently included in our results may begin utilizing our services and paying service fees in the future or may be transitioned to another practice. The decline in fee revenue from practices for which we discontinued recording fee revenue also contributed to a decline in direct expenses, as discussed below.

In addition, fee revenue during 2003 was also negatively affected by a reduction in service fees charged to certain of our affiliated practices that achieved certain performance levels. During 2003, we reduced these practices' services fees by approximately $1.8 million, which reduced fee revenue by the same amount. We expect to continue this program in 2004 and expect to reduce service fees charged to certain practices by approximately $2.7 million in 2004.

Beginning in 2000, we shifted our focus away from new affiliations with existing mature practices and instead have focused on developing *de novo* practices and expanding our existing affiliated practices. We have historically experienced a better return on our investment with this strategy. During 2003, our fee revenues from practices for which we recorded fee revenue throughout 2003 and 2002 grew by 5.5%, compared to 13.9% for practices for which we recorded fee revenue throughout 2002 and 2001. Since January 1, 2002, we have affiliated with 24 *de novo* practices,

which typically generate initial operating losses during their first 12 months of operations and experience relatively lower operating margins than mature practices. We will continue to invest in our existing practices by expanding their clinical capacity and developing *de novo* practices to increase fee revenue. We expect that the increase in fee revenue from these practices will offset the decrease in fee revenue from practices for which we ceased recording fee revenue over time.

Currently, fee revenue attributable to most of the OCA affiliated practices includes reimbursement of a pro rata allocation of corporate overhead expense, as provided in the practices' Service Agreements. However, beginning in the fourth quarter of 2003 and continuing through the first three quarters of 2004, we will phase-out the reimbursement of corporate overhead expense by OCA affiliated practices. Based on current corporate expense levels and current diluted average shares outstanding, we estimate that this change will reduce fee revenue by $4.4 million for 2004, resulting in a reduction in diluted earnings per share of approximately $0.05 for 2004. This estimate is preliminary and may differ materially from actual results. The effect on the fourth quarter of 2003 from this change did not have a material impact on our results.

Direct Expenses. Direct expenses include all operating costs of our affiliated practices and our corporate office. The various direct expenses include:

- Salaries and benefits, including payroll and benefits costs for employees at our corporate headquarters and affiliated centers (which do not include the orthodontists, dentists and other licensed professionals),
- Clinical supplies and lab fees, which primarily represent the costs of bands, brackets, wires, retainers and other removable or fixed appliances and laboratory costs incurred in treating patients by our affiliated practices,
- Rent expense, which primarily consists of costs of leasing office space, including common area maintenance charges, for our affiliated centers and corporate headquarters, and
- Marketing and advertising expense, which represents costs associated with television, radio and print media advertising for affiliated practices.

During 2003, direct expenses decreased $37.0 million, or 15.3%, to $204.9 million from $241.9 million in 2002. This overall decrease in 2003 was primarily due to the exclusion of direct expenses for practices that bought out of their Service Agreements or for which we generally ceased to record fee revenue during 2003 and 2002. Except for marketing and advertising expense, direct expenses during 2003 as a percentage of fee revenue were comparable to that in 2002. As a percentage of fee revenue, marketing and advertising decreased to 6.4% in 2003 from 7.7% in 2002, primarily due to (a) lower rates on annual media buying as a result of the slower economy, (b) payments made during 2002 for advertising arrangements for OrthAlliance affiliated practices that were not renewed for 2003 and (c) credits received during 2003 for advertising spots preempted by war coverage.

General and Administrative. General and administrative expense represents other costs incurred in the operation of our business, including costs for telephone, utilities, accounting and legal services, office supplies, general liability and property insurance coverage and provisions for uncollectible amounts. During 2003, general and administrative expense decreased $1.3 million, or 2.2%, to $58.4 million from $59.7 million in 2002, primarily due to the exclusion of costs for practices that have bought out of their service or consulting agreements or for which we generally ceased to record fee revenue. As a percentage of fee revenue, general and administrative expense increased to 15.6% during 2003 from 13.6% in 2002, primarily due to an increase of $3.0 million in the provision for uncollectible amounts.

Asset Impairments. During 2003, we recorded non-cash impairment charges of $5.9 million ($3.8 million, net of income tax benefit), related to our evaluation of certain long-lived assets and identifiable intangible assets. We recorded impairments of approximately $3.4 million of intangible assets and $2.5 million related to property, equipment and improvements for centers closed or relocated during 2003.

Income Taxes. Our effective income tax rate was 35.5% and 37.8% for 2003 and 2002, respectively. We record a liability for matters of uncertainty or dispute with tax authorities as a component of deferred taxes. We assess this liability on a quarterly basis. In the fourth quarter of 2003, based on our assessment, we reduced this liability by $1.7 million, which affected our effective tax rate for 2003.

2002 COMPARED TO 2001

Net Income. Our results for 2002 compared to 2001 were primarily affected by our acquisition of OrthAlliance in November 2001. Because we acquired OrthAlliance in November 2001 and its results are included in our results for approximately two months in 2001 and all of 2002, OrthAlliance significantly affected the comparability of our 2002 results to 2001. In addition, we ceased recording fee revenue during 2002 for certain affiliated practices for which we were recording fee revenue at December 31, 2001.

Net income for 2002 was $58.2 million, a decrease of $2.9 million, or 4.8%, compared to net income of $61.1 million for 2002. This decrease was primarily due to a non-recurring recruiting expense of $12.8 million ($8.0 million net of income tax benefit) and non-cash impairments of $2.8 million ($1.7 million, net of income tax benefit), as well as decreases in fee revenue from practices for which we ceased recording fee revenue during 2002 (which were offset by increases in fee revenue from other affiliated practices during 2002).

Fee Revenue. Fee revenue in 2002 increased $88.7 million, or 25.3%, to $439.6 million from $351.0 million in 2001. This increase was primarily due to an increase in fee revenue from affiliated practices that were affiliated with us and for which we recorded fee revenue throughout 2001 and 2002 and an increase in fee revenue from other affiliated practices that affiliated with us during 2001 or 2002 and for which we were recording fee revenue at December 31, 2002. To a lesser extent, the increase in fee revenue was due to an increase in the average amount of fees that patients were charged for treatment by affiliated practices. The overall increase in fee revenue was partially offset by a decrease in fee revenue from affiliated practices for which we ceased to record fee revenue during 2002, including practices that bought out of their Service Agreements or that ceased paying service fees and providing financial information we use to compute fee revenue.

The overall increase in fee revenue during 2002 was primarily due to the inclusion of OrthAlliance in our results for all of 2002, compared to approximately two months in 2001. During 2002, we initially experienced a positive impact on fee revenue from certain affiliated practices for which we later ceased to record fee revenue during 2002. During 2002, we ceased recording fee revenue for 29 practices for which we were recording fee revenue at December 31, 2001. Substantially all of the practices for which we stopped recording fee revenue were affiliated with OrthAlliance. We generally ceased to record fee revenue for affiliated practices that either bought out of their Service Agreements or that ceased paying service fees and providing the financial information we use to compute fee revenue. At December 31, 2002 we were affiliated with 343 practices for which we were recording fee revenue, compared to 372 practices at December 31, 2001.

Direct Expenses. During 2002, direct expenses increased $54.1 million, or 28.8%, to $241.9 million from $187.8 million in 2001. The overall increase in direct expenses was primarily due to the inclusion of direct expenses for OrthAlliance affiliated practices for all of 2002, compared to less than two months during 2001. Except for clinical supplies and lab fees, direct expenses during 2002 as a percentage of fee revenue were comparable to that in 2001. As a percentage of fee revenue, clinical supplies and lab fees increased to 9.4% in 2002 from 8.4% in 2001, primarily due to: (a) increases in the price charged for orthodontic supplies by certain of our vendors in late 2001 and early 2002, (b) some OrthAlliance affiliated practices electing not to use our proprietary online purchasing system that provides cost savings on purchases of orthodontic supplies and (c) higher supply costs from providing Invisalign products to patients, which are generally more expensive than traditional orthodontic supplies.

General and Administrative. During 2002, general and administrative expense increased $20.4 million, or 51.7%, to $59.7 million from $39.4 million in 2001. The overall increase in general and administrative expense for 2002 was primarily due to the inclusion of OrthAlliance for all of 2002 compared to less than two months in 2001, which resulted in (a) an increase of $2.8 million in telephone and utility costs, (b) an increase of $1.8 million in office supplies expense, (c) an increase of $5.4 million in accounting, legal, litigation and insurance costs and (d) an increase of $3.8 million in the provision for uncollectible service fees receivable and advances to affiliated practices.

Asset Impairments. During 2002, we recorded non-cash asset impairment charges of $2.8 million ($1.7 million, net of income tax benefit) related to our evaluation of certain long-lived assets. We determined that approximately $0.5 million of identifiable intangible assets related to certain service agreements and $2.3 million of property, equipment and improvements were impaired and, accordingly, expensed such costs.

Non-Recurring Recruiting Expense. During 2002, we recorded a non-recurring charge of $12.8 million ($8.0 million, net of income tax benefit) for amounts paid to a former employee for past recruiting services. We reached an agreement with the former employee regarding the previously disputed amounts and, in accordance with our accounting policies for such costs, the amounts paid to the former employee were treated as a non-recurring recruiting expense. We do not have similar recruiting arrangements with any other employee or affiliated practitioner.

Income Taxes. Our effective income tax rate was 37.8% for 2002 and 2001.

LIQUIDITY AND CAPITAL RESOURCES

Cash and cash equivalents was $7.4 million at December 31, 2003 and $7.5 million at December 31, 2002. Our working capital (total current assets less total current liabilities) was $145.1 million at December 31, 2003, compared to $89.5 million at December 31, 2002. Our current ratio (total current assets divided by total current liabilities) was 5.2 at December 31, 2003, compared to 2.7 at December 31, 2002. The increase in working capital during 2003 compared to 2002 was primarily due to an increase of $35.6 million in the current portion of service fees receivable, including a $26.0 million increase in the final payment accrued and third-party payor receivables portion of service fees receivable. During 2003, we generated excess cash from operations to fund our capital expenditures, incentive payments and to reduce our debt. At December 31, 2003, we had $20.4 million available to borrow under our credit facility. We expect to generate excess cash to meet our capital requirements and liquidity needs during 2004.

USES OF CAPITAL

We believe that our cash needs will primarily relate to capital expenditures for existing affiliated practices and for the development of additional centers, repayment of indebtedness, incentive payments and general corporate purposes. Our cash needs could vary significantly depending upon our growth, results of operations and new affiliations with additional practices, as well as the outcome of pending litigation and other contingencies.

Capital Expenditures. Our capital expenditures primarily consist of costs related to developing *de novo* centers and remodeling and maintenance expenditures at existing centers for our affiliated practices. The average cost of developing a new orthodontic center in the United States is about $350,000, including the cost of equipment, leasehold improvements, working capital and start-up losses associated with the initial operations of the orthodontic center. These costs are shared by us and the particular affiliated practice. We generally bear an affiliated practice's share of these costs until we are reimbursed by the practice. Under most of our Service Agreements, the affiliated practices repay these costs over a five-year period. In some cases, we have assisted our practices in obtaining financing for their share of these costs by providing a guaranty of loans from our primary lender. The outstanding balance of these amounts we guaranteed was approximately $0.3 million and $0.7 million at December 31, 2003 and December 31, 2002, respectively. We generally no longer guarantee new debt for our affiliated practices.

During our rapid growth in the 1990's, we expended a disproportionately high amount of our capital investment on *de novo* centers relative to expenditures on existing centers. During recent years, however, our capital expenditures have been increasingly directed toward remodeling, improving and expanding our existing affiliated centers to facilitate internal growth. During recent years, we also invested significantly in computer systems infrastructure and other technology for our affiliated centers, such as advanced digital cameras or DSL data delivery capability. In addition, we continue to invest in our international operations. We currently expect to incur capital expenditures of at least $14.2 million in 2004, primarily in connection with the development of *de novo* centers. We expect to fund these capital expenditures using cash generated from operations.

Advances to Affiliated Practices. We advance cash to affiliated practices primarily against future distributions of the practice or provide advances relating to amounts due to us under service agreements. We generally advance cash to affiliated practices to (a) fund compensation for the practice's affiliated practitioners during the expansion phase of the practice, (b) provide additional funds to affiliated practices for certain practice-related matters or other unsecured financing or (c) finance the acquisition of another practice. Newly-developed affiliated practices and existing affiliated practices that expand their capacity by adding additional centers or practitioners typically experience cash flow needs until they begin generating sufficient operating profits at the newly-developed or newly-expanded centers. We may advance funds to affiliated practices to assist them in maintaining their compensation during the start up or expansion phase of their practices. We also provide advances related to amounts due to us under service agreements by (1) remitting more funds during the quarter to the affiliated practice than the practice was actually entitled to retain under its service agreement, (2) paying expenses to third parties on behalf of certain affiliated practices that collect their own patient fees and do not reimburse us for those expenses or (3) certain affiliated practices collect their own patient fees and do not remit to us all service fees due.

These advances are payable on demand and generally interest free and unsecured. We intend to fund these advances and any continued financing using cash from operations and borrowings under our credit facility, if needed.

Incentive Program Payments, Notes Payable and Debt Obligations. Certain OrthAlliance affiliated practices earned $5.8 million in 2003 under incentive programs. Of this amount, we used funds generated from operations to pay $5.4 million to these practices in 2003, with the other $0.4 million paid during the first quarter of 2004. Participants in these programs are eligible to receive annual payments under these programs in 2004 and 2005. If all conditions are met under these programs during 2004, we would pay participants an aggregate of $6.1 million for amounts earned in 2004.

At December 31, 2003, we had current maturities of $8.3 million under our credit facility and $2.1 million due to our affiliated practices. We expect cash from operations to fund these payments during 2004.

Stock Repurchase Program. In August 2002, our Board of Directors approved a common stock repurchase program that authorizes us to repurchase up to 2.0 million shares of our common stock from time to time until February 2004 in the open market at prevailing market prices or in privately negotiated transactions. As of December 31, 2003, we repurchased approximately 1.2 million shares of our common stock under this program for an aggregate purchase price of approximately $16.1 million, of which 150,000 shares of our common stock were repurchased during 2003 for an aggregate purchase price of $1.1 million. These shares were repurchased in the open market at prevailing market prices using cash from operations. We did not make any repurchases under this program in 2004. In August 2003, our Board of Directors approved another common stock repurchase program that authorizes us to repurchase up to 2.0 million shares of our common stock from time to time in the open market at prevailing market prices or in privately negotiated transactions. We anticipate making additional repurchases of our common stock in the future under this program. Repurchased shares are held in treasury, and may be available for use in connection with our stock option plans, stock programs and acquisitions, or for other corporate purposes.

SOURCES OF CAPITAL

We currently believe that we will be able to meet our anticipated funding requirements for at least the next 12 months. However, our ability to meet these funding needs could be adversely affected if we were to suffer adverse results from our operations, or lose a material portion of our affiliated practices, if our affiliated practices were to suffer adverse results of operations or a material loss of patients, if we suffer adverse outcomes from pending litigation and other contingencies or if we violate the covenants and restrictions of our credit facility.

Cash from Operations. We expect to fund our cash needs primarily from cash flows from our operations. During 2003 and 2002, we did not pay federal income taxes of approximately $27.4 million and $38.2 million, respectively, by monetizing our deferred tax assets relating to net operating loss carryforwards. These net operating loss carryforwards primarily related to the cumulative effect of (a) a change in accounting method for recognizing revenue for income tax purposes approved by the Internal Revenue Service ("IRS") in January 2003 and (b) a change in accounting method related to applicable class lives for certain long-lived assets. This change in accounting method related to long-lived assets was approved by the IRS when filed during 2003 pursuant to IRS rules that provide for an automatic change in accounting method. We expect that the remaining net operating loss carryforwards will substantially offset our income tax liability in 2004. We expect to use the cash arising from this benefit to fund other operational needs during 2004.

Credit Facility. We maintain a $125.0 million credit facility with a lending group that consists of Bank of America, N.A., Bank One, N.A., U.S. Bank National Association, Hibernia National Bank and Whitney National Bank. The credit facility is comprised of a $100.0 million revolving line of credit and a $25.0 million term loan. The revolving line of credit provides funding for our general working capital and expansion. Borrowings under the credit facility generally bear interest at varying rates above the lender's prime rate ranging from 0.50% to 1.50% or above the Eurodollar rate ranging from 1.50% to 2.50%. This margin is based on our leverage ratio as computed under the credit facility. Amounts borrowed under the credit facility are secured by a security interest in the capital stock of our operating subsidiaries. The revolving line of credit expires January 2, 2006. At December 31, 2003, $79.6 million was outstanding under the revolving line of credit and $16.5 million was outstanding under the term loan. The term loan is fully amortizing over three years with level, quarterly principal payments of $2.1 million, plus interest.

Our credit facility requires that we maintain certain financial and non-financial covenants under the terms of the credit agreement, including a maximum leverage ratio, minimum fixed charge coverage ratio, minimum consolidated net worth and maximum ratio of funded debt to total patient contract balances. The credit agreement also imposes restrictions on our acquisitions, investments, dividends, stock repurchases and other aspects of our business. If we do not comply with these covenants and restrictions, the lenders could demand immediate payment of all amounts borrowed under the credit facility, and terminate our ability to borrow funds under the credit facility. At December 31, 2003, we were in compliance with these covenants.

Other Sources. We are also exploring the possibility of monetizing certain of our assets through securitization and other forms of financing to raise capital. Funds generated from these activities would be used to repay indebtedness, to repurchase shares of our common stock and for working capital and general corporate purposes.

CASH FLOWS

The following table summarizes cash flow information for the years ended December 31, 2003, 2002 and 2001, respectively:

(In thousands)	2003	2002	2001
Net cash provided by operating activities	$ 49,436	$ 62,074	$ 39,640
Net cash used in investing activities	(30,866)	(40,750)	(41,317)
Net cash provided by (used in) financing activities	(19,958)	(28,587)	14,150
Net change in cash and cash equivalents	(131)	(6,650)	9,482

2003 COMPARED TO 2002

Operating Activities. The decrease in net cash provided by operating activities in 2003 compared with 2002 was primarily due to a decrease in net income. See our discussion in the section above captioned "—Consolidated Results." The following discusses the significant factors affecting net cash provided by operating activities for 2003 compared to 2002:

- *Deferred income taxes.* We used deferred tax assets primarily related to net operating loss carryforwards to offset our income taxes of approximately $27.4 million in 2003, compared with $38.2 million during 2002.
- *Service fees receivable.* For a discussion of service fees receivable, see the section above captioned "—Service Fees Receivable." During 2003, the billed patient receivables portion of service fees receivable increased $12.9 million, or 33.8%, to $51.1 million at December 31, 2003 from $38.2 million at December 31, 2002. The increase in billed patient receivables was primarily due to (a) an increase in the average amount of the monthly payment charged to patients by affiliated practices using our recommended payment plan during 2003, (b) a decrease in the average term of patient contracts of affiliated practices during 2003, (c) an increase during 2003 in the number of OrthAlliance affiliated practices using our recommended payment plan with no down payment, and (d) an increase in the average number of days between billing and collection of patient fees by affiliated practices during 2003. The final payment accrued and third-party payor receivables portion of service fees receivable increased $26.0 million, or 85.8%, to $56.3 million at December 31, 2003 from $30.3 million at December 31, 2002. This increase was primarily related to an increase during 2003 in the number of patients of affiliated practices with a patient contract providing for a Final Payment, the average amount of the Final Payment charged to patients

under patient contracts, and the average number of months for which we had recorded fee revenue related to the Final Payment per patient contract, as well as a decrease during 2003 in the average term of patient contracts of affiliated practices. The financed practice-related expense portion of service fees receivable increased $9.7 million, or 22.5%, to $52.8 million at December 31, 2003 from $43.1 million at December 31, 2002. This increase was primarily due to the timing difference in when the expense amounts were recognized as fee revenue under our revenue recognition policy and when affiliated practices are contractually obligated to reimburse us for these expenses (generally over a five-year period).

- *Service fee prepayments.* Service fee prepayments represent service fees which we have not yet recognized for revenue recognition purposes, but for which we have received payment from affiliated practices. Because we recognize fee revenue based on a straight-line allocation of treatment fees, this results in us receiving cash before we incur certain practice-related expenses and recognize certain service fees as fee revenue. Service fee prepayments decreased $6.6 million, or 85.1% during 2003 to $1.2 million at December 31, 2003 from $7.7 million and December 31, 2002. This decrease was primarily due to certain OrthAlliance affiliated practices that switched from a service fee prepayment to a service fee receivable position under our revenue recognition policy, which resulted in a decrease of approximately $4.2 million in service fee prepayments, and the recognition under our revenue recognition policy of approximately $0.7 million in fee revenue during 2003.
- *Supplies inventory.* Cash used for supplies inventory decreased $2.5 million to $1.2 million in 2003 from $3.7 million in 2002. This decrease was primarily due to the exclusion of supplies inventory for certain affiliated practices that bought out of their service, consulting or management service agreements or for which we generally ceased to record fee revenue after December 31, 2002. Purchases of supplies inventory increased in 2002, primarily due to an increased number of patients under treatment during this time and to sustain inventory levels for OrthAlliance affiliated practices.
- *Amounts payable to affiliated practices.* There was no effect on cash flow from operating activities during 2003 related to amounts payable to affiliated practices. However, we reduced amounts payable to affiliated practices (primarily to OrthAlliance affiliated practices) by $5.8 million during 2002.
- *Accounts payable and other current liabilities.* During 2003, we used less cash for accounting and legal fees as compared with 2002. We have paid significant legal fees in the past two years, primarily relating to litigation with OrthAlliance practices. During 2003, we engaged a law firm to represent us and OrthAlliance in pending litigation on a contingent fee basis. The firm is to be paid fees as lawsuits are settled or otherwise completed, based on a percentage of the proceeds from any settlement or award to us. This arrangement should reduce our use of cash related to legal fees during 2004.

Investing Activities. This decrease in net cash used in investing activities was primarily due to a decrease of $11.5 million in advances to affiliated practices and a decrease of $5.3 million in amounts used to acquire and amend Service Agreements during 2003, compared to 2002. Partially offsetting these decreases was an increase of $4.6 million in purchases of property, equipment and improvements and an increase of $3.5 million in notes receivable during 2003 compared to 2002.

- *Identifiable intangible assets.* During 2003, we paid approximately $7.2 million to acquire and amend Service Agreements, pursuant to which we obtain the exclusive right to provide operations, financial, marketing and administrative services to the practice during the term of the agreement, compared to $10.4 million in 2002. Of the $7.2 million paid to acquire or amend Service Agreements during 2003, approximately 19.5% related to new affiliations and 80.5% related to existing affiliated practices to amend Service Agreements during 2003. Of the $10.4 million paid to acquire or amend Service Agreements during 2002, approximately 42.5% related to new affiliations and 57.5% related to existing affiliated practices to acquire or amend Service Agreements during 2002. The overall decrease in cash used to acquire identifiable intangible assets during 2003 results from our shift in focus from new affiliations to developing *de novo* practices and assisting existing affiliated practices to grow, which generally requires less capital investment. We may, from time to time, provide consideration to existing practices for amendments to their service agreements to include terms that are beneficial to us and/or to extend the service agreements to include newly acquired practices, centers or patient bases.
- *Purchases of property, equipment and improvements.* We purchased $19.2 million and $ 14.6 million in property, equipment and improvements in 2003 and 2002, respectively. These expenditures primarily related to the development of new or *de novo* centers in the United States and abroad and the remodeling or refurbishing of existing centers. We expect to make additional purchases of property, equipment and improvements in future periods as we open and refurbish additional centers.
- *Advances to affiliated practices.* We provided net advances of approximately $4.0 million to affiliated practices during 2003, compared to $15.8 million in 2002. This decrease in 2003 was primarily due to our increased efforts to obtain repayments on advances from our affiliated practices and a decrease in advances related to amounts due to us under Service Agreements with OrthAlliance affiliated practices. Of the net amount advanced during 2003, approximately $2.1 million related to cash advances against future distributions and approximately $1.9 million related to amounts due to us under Service Agreements. Of the net amount advanced during 2002, approximately

$6.1 million related to cash advances against future distributions and approximately $9.7 million related to amounts due to us under Service Agreements.

- *Notes receivable.* Notes receivable increased by $3.5 million during 2003 primarily due to promissory notes from practices that have completed buy-outs of their service, consulting and management service agreements during 2003 as compared to 2002.

Financing Activities. The decrease in cash used in financing activities during 2003 was primarily due to a decrease of $11.5 million in repurchases of shares of common stock and a decrease of $2.6 million from the issuance of our common stock related to the exercise of stock options during 2003, compared with 2002. Also during 2003, we obtained a new credit facility under which we borrowed $109.9 million to retire our prior credit facility and bridge credit facility and to pay related transaction costs. Amounts repaid during 2003 to affiliated practices and under the new credit facility were consistent with amounts repaid to affiliated practices and under the prior credit facility during 2002.

2002 COMPARED TO 2001

Operating Activities. Net cash provided by operating activities increased in 2002 compared with 2001 primarily due to the following:

- *Noncash items.* Non-cash items increased during 2002 primarily due to increases of $3.1 million in depreciation and amortization expense, $4.8 million in non-recurring recruiting expense, $2.8 million in asset impairments and $3.8 million in provision for bad debt expense, as compared to 2001. As discussed above in "Consolidated Results," we recorded $12.8 million in non-recurring recruiting expense during 2002 related to amounts paid to a former employee for his past recruiting services. Of this amount, $8.0 million was paid in cash and the remaining $4.8 million, which is included in noncash items, relates to forgiveness of debt owed by the former employee.
- *Deferred income taxes.* During 2002, we reduced our long-term deferred tax assets for federal and state income tax liability for 2002 by $38.2 million. In addition, we received refunds of $10.2 million for a portion of the deferred income taxes recorded from the OrthAlliance acquisition.
- *Service fees receivable.* For a discussion of service fees receivable, see the section above captioned "—Service Fees Receivable." During 2002, the billed patient receivables portion of service fees receivable increased $12.2 million or 46.9%, to $38.2 million at December 31, 2002 from $26.0 million at December 31, 2001. This increase was primarily due to an increase in the overall number of patient contracts and in the average amount of treatment fees charged per patient by our affiliated practices during 2002. The increase was also due to an increase in the average number of days between billing and collection of patient fees during 2002. The final payment accrued and third-party payor receivables portion of service fees receivable increased $17.8 million, or 142.4%, to $30.3 million at December 31, 2002 from $12.5 million at December 31, 2001. This increase was primarily due to the accumulation of service fees receivable relating to the unbilled final payment as the average age of our affiliated practices' patient contracts increased by approximately 1.5 months to 13.8 months at December 31, 2002 from 12.3 months at December 31, 2001. In addition, the increase in the number of patients being treated and the increase in the average total treatment fee also contributed to the overall increase in the final payment accrued and third-party payor portion of service fees receivable. The financed practice-related expense portion of service fees receivable increased $19.1 million, or 79.6%, to $43.1 million at December 31, 2002 from $24.0 million at December 31, 2001. This increase was primarily due to the timing difference in when the expense amounts were recognized as fee revenue under our revenue recognition policy and when affiliated practices are contractually obligated to reimburse us for these expenses (generally over a five-year period).
- *Service fee prepayments.* Service fee prepayments represent service fees which we have not yet recognized for revenue recognition purposes, but for which we have received payment from affiliated practices. Some of our affiliated practices require that their patients pay a down payment of approximately 25% of the total treatment fee at the commencement of treatment. Because we recognize fee revenue based on a straight-line allocation of treatment fees, this results in us receiving cash before we incurred certain practice-related expenses and recognize certain service fees as fee revenue. Service fee prepayments decreased $6.2 million or 44.6% in 2002 to $7.7 million at December 31, 2002 from $14.0 million at December 31, 2001. This decrease was primarily due to a decrease in new patient contracts initiated by OrthAlliance affiliated practices in 2002 as compared to 2001.
- *Supplies inventory.* Purchases of supplies inventory increased $2.1 million or 140% to $3.7 million in 2002 from $1.5 million in 2001. This increase was primarily due to an increase in the number of patients being treated, the overall price increase charged by our vendors and purchases made to sustain inventory levels for OrthAlliance affiliated practices during 2002 as compared with 2001.
- *Accounts payable and other current liabilities.* During 2002, cash used for accounts payable and other current liabilities increased $2.5 million, or 22.6%, to $13.3 million in 2002 from $10.9 million in 2001. This increase was primarily due to decreases of $1.2 million in deferred revenue and $1.4 million in income taxes payable. The decrease in accounts payable was mostly offset by an increase in accrued salaries and other current liabilities.

- *Amounts payable to affiliated practices.* We reduced amounts payable to affiliated practices (primarily to OrthAlliance affiliated practices) by $5.8 million during 2002, compared to a reduction of $1.5 million during 2001.

Investing Activities. Net cash used in investing activities decreased during 2002, primarily due to a decrease of $7.5 million used to purchase property, equipment and improvements and a decrease of $6.1 million used to acquire Service Agreements during 2002, compared to 2001. Partially offsetting this decrease was an increase of $12.0 million in cash used for advances to affiliated practices during 2002, compared to 2001.

- *Identifiable intangible assets.* During 2002, we paid $10.4 million to acquire or amend Service Agreements, pursuant to which we obtain the exclusive right to provide operations, financial, marketing and administrative services to the practice during the term of the Service Agreement, compared to $16.5 million in 2001. Of the $10.4 million paid to acquire or amend Service Agreements during 2002, approximately 42.5% related to new affiliations and 57.5% related to existing affiliated practices to acquire or amend service or consulting agreements during 2002. Payments to existing practices during 2002 were primarily to certain OrthAlliance affiliated practitioners in connection with amendments to their Service Agreements under incentive programs initiated in connection with the OrthAlliance merger and integration of OrthAlliance's affiliated practices. Of the $16.5 million to acquire or amend Service Agreements during 2001, approximately 77.0% related to new affiliations and 23.0% related to existing practices, excluding the effect of the OrthAlliance merger. Of the amount invested in new affiliations during 2001, a portion related to OCA affiliated practices that signed definitive agreements in 2000, but to which we did not remit consideration for the affiliation until 2001.
- *Purchases of property, equipment and improvements.* We purchased $14.6 million and $22.1 million in property, equipment and improvements for 2002 and 2001, respectively. These expenditures primarily related to the development of new or *de novo* centers in the United States and abroad and the remodeling or refurbishing of existing centers.
- *Advances to affiliated practices.* We provided net advances of approximately $15.8 million to affiliated practices during 2002, compared to $3.8 million for 2001. Of the net amount advanced during 2002, approximately $6.1 million related to cash advances against future distributions and approximately $9.7 million related to amounts due to us under service, consulting and management service agreements. Substantially all of the amounts advanced during 2001 related to cash advances against future distributions.

Financing Activities. Net cash used in financing activities was $28.6 million for 2002, compared to $14.2 million of net cash provided by financing activities during 2001. The following activities contributed to the increase in net cash used during 2002 as compared to 2001:

- repurchases of approximately 1.1 million shares of our common stock during 2002 for an aggregate purchase price of approximately $15.0 million;
- an increase of $3.7 million in repayments on notes payable to affiliated practices during 2002 as compared to 2001;
- a decrease of $11.6 million in issuance of our common stock related to the exercise of stock options in 2002 as compared to 2001; and
- a decrease of $25.9 million in borrowings under our credit facilities during 2002 as compared to 2001.

These activities were partially off-set by a decrease of $13.9 million in payments on long-term debt.

CONTRACTUAL OBLIGATIONS

The following table summarizes our contractual obligations by period as of December 31, 2003:

Contractual Obligations	Payments Due by Period				
(In thousands)	Total	Less Than 1 Year	1 - 3 Years	3 - 5 Years	More Than 5 Years
Long-term debt obligations (1)	$ 102,229	$ 10,455	$ 9,411	$ --	$ --
Operating lease obligations	56,077	20,412	22,655	9,830	3,180
Guarantees (2)	296	296	--	--	--
Total contractual obligations	$ 158,602	$ 31,163	$ 32,066	$ 9,830	$ 3,180

(1) Includes the $25.0 million term loan component of our $125.0 million credit facility and excludes any amounts borrowed under the $100.0 million revolving line of credit component of the credit facility and amounts due to practices that are engaged in litigation with us for which we have ceased to record fee revenue and practices for which we have generally ceased to record fee revenue and ceased providing financial information we use to compute fee revenue at December 31, 2003.

(2) We have guaranteed debt for some of our affiliated practices to assist them in obtaining financing for their portion of initial operating losses and capital improvements for newly developed orthodontic centers. We generally no longer guarantee new debt for our affiliated practices.

RECENT ACCOUNTING PRONOUNCEMENTS

In January 2003, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin No. 51." FIN 46 requires consolidation of entities when an enterprise absorbs a majority of the entity's expected losses, receives a majority of the entity's expected residual returns, or both, as a result of ownership, contractual or other financial interests in the entity. Currently, entities are generally consolidated by an enterprise when it has a controlling financial interest through ownership of a majority voting interest in the entity. In December 2003, the FASB issued FIN 46R which replaces FIN 46 and addresses consolidation of variable interest entities. Application of FIN 46R for variable interest entities commonly referred to as special-purpose entities is effective for the reporting period ending after December 15, 2003. All other provisions under FIN 46R are effective for the reporting period ending after March 15, 2004. The initial adoption of FIN 46R did not have an impact on us as we do not have an interest in any entity considered a special purpose entity. We believe the adoption of the other provisions of FIN 46R will not have a material impact on our financial position or results of operations.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The market risk inherent in our market risk sensitive instruments is the potential loss arising from adverse changes in interest rates and foreign currency exchange rates. All financial instruments that we hold described below we hold for purposes other than trading.

INTEREST RATE RISK

Our revolving line of credit exposes our earnings to changes in short-term interest rates since the interest rates on the financial instruments are variable. For lines of credit, if (i) the variable rates on our financial instruments were to increase by 1% from the rate at December 31, 2003, and (ii) we borrowed the maximum amount available under our revolving line of credit ($100 million) for all of 2004, solely as a result of the increase in interest rates, our interest expense would increase, resulting in a $0.7 million decrease in net income, assuming an effective tax rate of approximately 37.8%.

This analysis does not consider the effects of the reduced level of overall economic activity that could exist in such an environment, or the effect of such a change in interest rates as of another or future date. Further, in the event of a change of such magnitude, we would likely take actions to further mitigate our exposure to the change.

FOREIGN CURRENCY EXCHANGE RISK

We typically do not hedge our foreign currency exposure. Our foreign operations generated an immaterial loss during 2003. Funds generated from our foreign operations in 2003 were retained in those countries to fund operations. We believe that our exposure to foreign currency rate fluctuations is not currently material to our financial condition or results in operations.

FINANCIAL INFORMATION ABOUT GEOGRAPHIC AREAS

Fee revenue from international operations as a percentage of our total fee revenue was 4.0%, 2.1% and 2.4% for 2003, 2002 and 2001, respectively. Long-lived assets located in foreign countries as a percentage of our total long-lived assets was 4.6%, 4.0% and 3.4% as of December 31, 2003, 2002 and 2001, respectively.

DIVIDEND POLICY

We have never declared or paid cash dividends on our common stock. We expect that any future earnings will be retained for the growth and development of our business. Accordingly, we do not anticipate that we will declare or pay any cash dividends on our common stock for the foreseeable future. The declaration, payment and amount of future dividends, if any, will depend upon our future earnings, results of operations, financial position and capital requirements, among other factors. In addition, our credit facility does not permit us to pay cash dividends.

Report of Independent Auditors

The Board of Directors
Orthodontic Centers of America, Inc.

We have audited the accompanying consolidated balance sheets of Orthodontic Centers of America, Inc. as of December 31, 2003 and 2002, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Orthodontic Centers of America, Inc. at December 31, 2003 and 2002, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

New Orleans, Louisiana
March 15, 2004

Consolidated Balance Sheets

(In thousands, except share amounts)	December 31, 2003	December 31, 2002
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 7,391	$ 7,522
Current portion of service fees receivable, net of allowance for uncollectible amounts of $8,382 in 2003 and $5,095 in 2002	99,018	63,448
Current portion of advances to affiliated practices, net of allowance for uncollectible amounts of $1,438 in 2003 and $1,170 in 2002	11,171	14,857
Deferred income taxes	43,346	37,572
Supplies inventory	13,726	12,526
Prepaid expenses and other assets	4,979	7,439
Total current assets	179,631	143,364
Financed practice-related expense portion of service fees receivable	52,795	43,070
Advances to affiliated practices, less current portion, net of allowance for uncollectible amounts of $2,214 in 2003 and $1,236 in 2002	17,207	15,687
Property, equipment and improvements, net	92,157	90,060
Identifiable intangible assets, net	217,125	220,383
Goodwill	87,641	87,641
Other assets	13,747	7,040
TOTAL ASSETS	$ 660,303	$ 607,245
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 8,985	$ 8,048
Accrued salaries and other accrued liabilities	13,977	21,333
Service fee prepayments	1,157	7,743
Current portion of notes payable to affiliated practices	2,122	8,387
Current portion of long-term debt	8,333	8,333
Total current liabilities	34,574	53,844
Deferred income tax liability	41,268	8,030
Notes payable to affiliated practices, less current portion	4,050	4,612
Long-term debt, less current portion	87,724	97,899
Shareholders' equity:		
Preferred stock, $.01 par value: 10,000,000 shares authorized; no shares outstanding	--	--
Common stock, $.01 par value: 100,000,000 shares authorized; approximately 51,341,000 shares issued and outstanding at December 31, 2003 and 51,268,000 shares issued and outstanding at December 31, 2002	513	512
Additional paid-in capital	218,530	217,840
Retained earnings	289,976	240,911
Accumulated other comprehensive loss	(119)	(1,376)
Less cost of approximately 1,256,000 shares of treasury stock at December 31, 2003 and 1,097,000 shares at December 31, 2002	(16,213)	(15,027)
Total shareholders' equity	492,687	442,860
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 660,303	$ 607,245

See accompanying notes to consolidated financial statements.

Consolidated Statements of Income

(In thousands, except per share data)	Year Ended December 31, 2003	2002	2001
Fee revenue	$ 375,380	$ 439,606	$ 350,954
Direct expenses:			
Salaries and benefits	110,973	127,979	101,105
Clinical supplies and lab fees	36,703	41,405	29,366
Rent	33,043	38,495	30,868
Marketing and advertising	24,137	34,006	26,453
Total direct expenses	204,856	241,885	187,792
General and administrative	58,432	59,737	39,372
Depreciation	14,579	12,656	10,796
Amortization	10,437	10,268	9,029
Asset impairments	5,884	2,801	--
Non-recurring recruiting expense	--	12,772	--
Operating income	81,192	99,487	103,965
Interest expense	(5,555)	(6,722)	(6,182)
Interest income	466	520	480
Non-controlling interest in subsidiary	(14)	202	(56)
Income before income taxes	76,089	93,487	98,207
Income taxes	27,024	35,291	37,073
Net income	$ 49,065	$ 58,196	$ 61,134
Net income per share:			
Basic	$ 0.98	$ 1.14	$ 1.24
Diluted	$ 0.97	$ 1.13	$ 1.21
Weighted average shares outstanding:			
Basic	50,180	51,255	49,235
Diluted	50,474	51,463	50,438

See accompanying notes to consolidated financial statements.

Consolidated Statements of Shareholders' Equity

(In thousands, except share amounts)	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Due From Key Employees For Stock Purchase Program	Capital Contributions Receivable From Shareholders	Treasury Stock	Total Shareholders' Equity
Balance at January 1, 2001	$ 487	$ 168,661	$ 121,581	$ (127)	$ (1,604)	$ (1,802)	$ --	$ 287,196
Issuance of shares under stock option plans (868,000 shares)	9	10,629	--	--	--	--	--	10,638
Issuance of shares of common stock to obtain Service Agreements (16,000 shares)	1	483	--	--	--	--	--	484
Repayment of loans from key employee for stock purchase program	--	(559)	--	--	1,116	558	--	1,115
Issuance of shares under orthodontist stock purchase program (28,000 shares)	--	1,584	--	--	--	--	--	1,584
Issuance of stock in OrthAlliance merger (1,242,000 shares)	12	28,151	--	--	--	--	--	28,163
Key employee transaction	--	--	--	--	--	1,000	--	1,000
Comprehensive income:								
Net income	--	--	61,134	--	--	--	--	61,134
Other comprehensive loss								
Foreign currency translation adjustment	--	--	--	(1,862)	--	--	--	(1,862)
Comprehensive income	--	--	--	--	--	--	--	59,272
Balance at December 31, 2001	509	208,949	182,715	(1,989)	(488)	(244)	--	389,452
Issuance of shares under stock option plans (258,000 shares)	2	1,238	--	--	--	--	--	1,240
Issuance of shares of common stock to obtain Service Agreements (23,000 shares)	--	398	--	--	--	--	--	398
Repayment of loans from key employee for stock purchase program	--	(244)	--	--	488	244	--	488
Issuance of shares under orthodontist stock purchase program and incentive programs (73,000 shares)	1	1,757	--	--	--	--	--	1,758
Tax benefit from the exercise of stock options	--	5,742	--	--	--	--	--	5,742
Purchase of treasury stock (1,097,000 shares)	--	--	--	--	--	--	(15,027)	(15,027)
Comprehensive income:								
Net income	--	--	58,196	--	--	--	--	58,196
Other comprehensive loss								
Foreign currency translation adjustment	--	--	--	613	--	--	--	613
Comprehensive income	--	--	--	--	--	--	--	58,809
Balance at December 31, 2002	512	217,840	240,911	(1,376)	--	--	(15,027)	442,860
Issuance of shares under stock option plans (9,000 shares)	--	40	--	--	--	--	--	40
Issuance of shares under orthodontist stock purchase program and incentive programs (45,000 shares)	1	650	--	--	--	--	--	651
Purchase of treasury stock (159,000 shares)	--	--	--	--	--	--	(1,186)	(1,186)
Comprehensive income:								
Net income	--	--	49,065	--	--	--	--	49,065
Other comprehensive loss								
Foreign currency translation adjustment	--	--	--	1,257	--	--	--	1,257
Comprehensive income	--	--	--	--	--	--	--	50,491
Balance at December 31, 2003	$ 513	$ 218,530	$ 289,976	$ (119)	$ --	$ --	$ (16,213)	$ 492,687

See accompanying notes to consolidated financial statements.

(In thousands)	Year Ended December 31, 2003	2002	2001
OPERATING ACTIVITIES:			
Net income	$ 49,065	$ 58,196	$ 61,134
Adjustments to reconcile net income to net cash provided by operating activities:			
Provision for bad debt expense	7,544	4,518	701
Depreciation and amortization	25,016	22,924	19,825
Deferred income taxes	27,464	47,595	(961)
Asset impairments	5,884	2,801	--
Non-recurring recruiting expense	--	4,771	--
Changes in operating assets and liabilities (net of acquisitions):			
Service fees receivable	(53,349)	(48,445)	(23,961)
Service fee prepayments	(6,586)	(5,989)	--
Supplies inventory	(1,200)	(3,683)	(1,537)
Prepaid expenses and other	2,050	(2,823)	(3,202)
Amounts payable to affiliated practices	--	(5,783)	(1,534)
Accounts payable and other current liabilities	(6,452)	(13,402)	(10,825)
Net cash provided by operating activities	49,436	60,680	39,640
INVESTING ACTIVITIES:			
Purchases of property, equipment and improvements	(19,231)	(14,612)	(22,077)
Proceeds from available-for-sale investments	--	--	999
Identifiable intangible assets, net of cash received	(5,317)	(10,386)	(16,471)
Advances to affiliated practices, net	(4,213)	(15,752)	(3,768)
Notes receivable, net	(2,105)	1,394	--
Net cash used in investing activities	(30,866)	(39,356)	(41,317)
FINANCING ACTIVITIES:			
Repayment of notes payable to affiliated practices	(5,592)	(4,763)	(1,035)
Repayment of long-term debt	(123,725)	(13,000)	(26,911)
Proceeds from long-term debt	109,900	684	26,159
Repayment of loans from key employee program	--	270	1,116
Purchase of treasury stock	(1,232)	(15,027)	--
Issuance of common stock	691	3,249	14,821
Net cash provided by (used in) financing activities	(19,958)	(28,587)	14,150
Effect of exchange rate changes on cash and cash equivalents	1,257	613	(2,991)
Net change in cash and cash equivalents	(131)	(6,650)	9,482
Cash and cash equivalents at beginning of year	7,522	14,172	4,690
Cash and cash equivalents at end of year	$ 7,391	$ 7,522	$ 14,172
SUPPLEMENTAL CASH FLOW INFORMATION:			
Cash paid during the year for:			
Interest	$ 4,516	$ 6,592	$ 6,012
Income taxes	$ 479	$ 474	$ 38,623
Non-cash investing and financing activities:			
Notes payable and common stock issued to obtain Service Agreements	$ 544	$ 2,108	$ 29,083
Acquisition of OrthAlliance:			
Fair value of assets acquired	N/A	N/A	$ 166,332
Liabilities assumed	N/A	N/A	134,052
Net assets acquired	N/A	N/A	$ 32,280

See accompanying notes to consolidated financial statements.

1. DESCRIPTION OF BUSINESS

Orthodontic Centers of America, Inc. (the "Company") provides business services to orthodontic and pediatric dental practices in 46 states and four foreign markets.

The Company provides purchasing, financial, marketing and administrative services under service, consulting and management service agreements ("Service Agreements"). The Company provides services to orthodontic and pediatric dental practices operated by orthodontists and pediatric dentists and/or their wholly-owned professional entities ("Affiliated Practices"). Because the Company does not control the Affiliated Practices, it does not consolidate their financial results. The following table provides information about the Company's Affiliated Practices:

	Number of Affiliated Practices					
	As of December 31, 2003			As of December 31, 2002		
Location	Orthodontic	Pediatric	Total	Orthodontic	Pediatric	Total
United States	298	28	326	315	28	343
Japan	26	--	26	21	--	21
Mexico	4	--	4	3	--	3
Puerto Rico	3	--	3	2	--	2
Spain	3	--	3	2	--	2
Total	334	28	362	343	28	371

The total number of affiliated practices excludes 62 and 51 orthodontic and pediatric dental practices that were engaged in litigation with the Company or its subsidiaries and for which we had generally ceased to record fee revenue as of December 31, 2003 and 2002, respectively. The number of affiliated practices above includes 38 and 29 other practices that have not engaged in litigation with us but for which we had generally ceased to record fee revenue at December 31, 2003 and 2002, respectively.

On November 9, 2001, OrthAlliance, Inc. ("OrthAlliance") became our wholly-owned subsidiary in a stock-for-stock merger. The acquisition was accounted for using the purchase method of accounting. The results of operations of OrthAlliance subsequent to November 9, 2001 have been included in the Company's consolidated statements of income. During 2003 and 2002, we discontinued recording fee revenue for practices that ceased paying service fees and providing the financial information we use to compute fee revenue during these periods. Also, we have not recorded fee revenue during 2003, 2002 and 2001 for OrthAlliance affiliated practices that were engaged in litigation with OrthAlliance and had ceased paying service fees to OrthAlliance as of November 9, 2001. However, certain of these practices subsequently began paying service fees, and their operating results were included beginning with the date they began paying service fees.

The Company's consolidated financial statements include service fees earned under the Service Agreements and the expenses of providing the Company's services. These expenses generally include all practice-related expenses of the Affiliated Practices, excluding the practitioners' compensation and professional insurance coverage.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of Orthodontic Centers of America, Inc. and its subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

CASH EQUIVALENTS

The Company considers all liquid investments with a maturity within three months from the date of purchase to be cash equivalents.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying value of cash and cash equivalents, service fees receivable, service fee prepayments, advances to affiliated practices and accounts payable approximate their fair values. Notes payable to affiliated practices and long-term debt, including current portion, approximate fair values because their interest rates are generally comparable to interest rates for similar debt or fluctuate with market rates.

REVENUE RECOGNITION

The Company earns its revenue by providing business services to Affiliated Practices, for which the Company is paid service fees. Under most of the Company's Service Agreements, service fees are generally based upon a percentage of the Affiliated Practice's operating profit or revenue, plus reimbursement of practice-related expenses. The Company's service fees generally represent the portion of related patient contract amounts that is not retained by Affiliated Practices.

The Company recognizes fee revenue based on a straight-line allocation of its service fees over the term of the related patient contracts of Affiliated Practices. This straight-line calculation differs from the contractual arrangements under most of the Company's Service Agreements, which generally allocate a higher percentage of the patient contract balance during the first month of treatment—in which the Company incurs a disproportionate amount of expenses as the patient initiates treatment and braces are applied. Because the Company records practice-related expenses when incurred and the Company recognizes fee revenue based on a straight-line allocation of patient contract balances, the Company may recognize a portion of fee revenue after related expenses have been recorded and corresponding service fees have become contractually due under its Service Agreements.

The Company generally recognizes fee revenue as follows:

- For each patient contract, the total contract amount is allocated on a straight-line basis over the term of the patient contract (which generally averages about 25 months). The term of treatment is determined by the practitioner based on the severity of the case.
- This straight-line allocation is then reduced by amounts retained by Affiliated Practices, which consists of (a) amounts retained by Affiliated Practices under the contractual terms of their Service Agreements and (b) a percentage of billed and unbilled receivables that the Company estimates will be retained by Affiliated Practices *in future periods.*

The Company also recognizes fee revenue related to reimbursement of certain practice-related expenses that the Company incurred on behalf of Affiliated Practices and recorded as expenses in the Company's consolidated statements of income. To the extent the Company's practices have not reimbursed the Company for these practice-related expenses, the Company recognizes these amounts only to the extent that the Affiliated Practices generate sufficient patient fees receivable to secure reimbursement of the expenses. This impacts the timing of when the Company recognizes fee revenue related to these expenses.

Until amounts related to these practice-related expenses are recognized as fee revenue under the Company's revenue recognition policy, the Company does not record the reimbursement due for these expenses as service fees receivable on the Company's balance sheet, even though the Company's Affiliated Practices have contractual obligations to reimburse the Company for these expenses under their Service Agreements. Practice-related expenses that had been recorded as expenses in the Company's consolidated statements of income, but had not yet been recognized as fee revenue or recorded as service fees receivable, totaled approximately $18.0 million and $19.2 million at December 31, 2003 and 2002, respectively.

SERVICE FEES RECEIVABLE

Service fees receivable represents fee revenue owed to the Company by Affiliated Practices, as calculated under the Company's revenue recognition policy. This may differ from amounts contractually due to the Company under its Service Agreements, because the Company's revenue recognition policy differs in certain respects from the service fee provisions of its Service Agreements. The Company generally collects its service fees as Affiliated Practices collect related patient fees from patients and third-party payors.

Service fees receivable consist primarily of a current and long-term portion, as described below.

Current Portion of Service Fees Receivable

The current portion of the Company's service fees receivable consists of two components, one related to fees billed directly to patients and the other related to fees that have not been billed or that have been billed to insurance companies or other third-party payors. The Company generally collects its service fees as Affiliated Practices collect related patient fees from patients and third-party payors.

Billed Patient Receivables. This portion of service fees receivable relates to Affiliated Practices' patient fees that have been billed directly to patients but are not yet collected ("billed patient receivables"). The Company generally collects its service fees from Affiliated Practices as they collect patient fees over the course of treatment.

Final Payment Accrued and Third-Party Payor Receivables. This portion of service fees receivable generally relates to (a) patient fees, including final payments ("Final Payments") in the last month of treatment (which is typically four times the monthly payment), with respect to which the Company has recognized fee revenue but which have not been billed to patients or third-party payors, and (b) patient fees that have been billed to insurance companies and other third-party payors.

Most of the Company's Affiliated Practices use the Company's recommended payment plan, which provides for a relatively large Final Payment in the final month of a patient's treatment. Under the Company's revenue recognition policy, a portion of the unbilled Final Payment is recognized on a straight-line basis each month over the term of the patient's treatment.

Fee revenue is recognized evenly over the course of the patient's treatment, even though the Final Payment is generally billed and collected at the end of treatment. The Final Payment results in a service fee receivable because the Final Payment amount is allocated evenly and recognized as fee revenue over the term of treatment even though the Final Payment may not be received until the final month of treatment.

Although the Final Payment will not be collected until the last month of treatment, Affiliated Practices historically have not experienced significant problems collecting the Final Payment because the patient's orthodontic appliances, such as braces, must be periodically maintained and, at the end of treatment, removed. In addition, the Company has collection policies, collection systems and patient financial arrangements to assist Affiliated Practices in collecting funds due from patients.

Long-Term Portion of Service Fees Receivable

Financed Practice-Related Expenses. This portion of service fees receivable relates to practice-related expenses financed by the Company ("financed practice-related expenses"). When new practices or centers are developed, the Company typically finances all of the costs of operating losses and fixed assets. The Affiliated Practice generally has an obligation to repay the Company the Affiliated Practice's share of these costs plus accrued interest. The Company incurs 100% of the depreciation and operating losses emanating from the new location and records them as expenses when incurred. The Company is typically repaid these expenses over a five year period.

Under the Company's revenue recognition policy, the Company recognizes fee revenue relating to these financed practice-related expenses to the extent the Affiliated Practices generate sufficient patient fees receivable to secure reimbursement of these expenses. The financed practice-related expense portion of service fees receivable represents the cumulative amount of unreimbursed practice-related expenses recognized as fee revenue under the Company's revenue recognition policy. The financed practice-related expense portion of service fees receivable generally increases primarily due to the timing difference in when the financed practice-related expenses are recognized as fee revenue and when the Affiliated Practices repays these expenses over a five-year period once the practices have achieved profitability on a cash basis.

These practice-related expenses are recorded in the Company's consolidated statements of income when incurred, but the Company does not record service fees receivable on its consolidated balance sheet until amounts are recognized as fee revenue according to its revenue recognition policy, even though Affiliated Practices have a contractual obligation to reimburse the Company. As these financed practice-related expenses are repaid over a five-year period, the Company has classified the financed practice-related expense portion of service fees receivable as non-current on the Company's consolidated balance sheets.

Financed practice-related expenses include:

Operating Losses. Newly-developed or *de novo* centers typically generate operating losses during their first 12 months of operations. The Company defers reimbursement of the Affiliated Practice's portion of the operating losses until the *de novo* center begins to generate operating profits. The Company generally charges the Affiliated Practice interest on those deferred amounts at market rates. After the *de novo* center becomes profitable, the Affiliated Practice usually begins to reimburse the Company for the operating losses, including accrued interest, over a five-year period.

Depreciation Expense Relating To Property, Equipment and Improvements. The Company generally purchases and provides the property, equipment and improvements used in Affiliated Practices. The Company retains ownership of these property, equipment and improvements and depreciate these assets over their estimated useful lives. Affiliated Practices generally reimburse the Company for their portion of the costs of these property, equipment and improvements over a five-year period. The Company charges the Affiliated Practice interest on these amounts at market rates.

Under the terms of the Company's general form of Service Agreements, the Affiliated Practices pledge their patient fees receivable to the Company as collateral for the Company's service fees. The Company is typically responsible for billing and collection of the patient fees receivable, which are conducted in the name of the applicable Affiliated Practice. Collections are generally deposited into a depository bank account that the Company establishes and maintains.

CREDIT RISK

The Company generally collects its service fees receivable from funds collected from patient fees receivable and deposited into depository bank accounts. This results in deferral of collection of a portion of the Company's service fees receivable until the related patient fees receivable that have been pledged to the Company are collected and the funds are deposited. The Company does not generally charge Affiliated Practices any interest on these deferred balances of service fees receivable. For newly-developed centers (which typically generate operating losses during their first 12 months of operations), the Company generally defers payment of a portion of its service fees relating to unreimbursed expenses over a five-year period that generally commences in the second year of the center's operations, and charges the Affiliated Practices interest on those deferred amounts at market rates. Pledged patient fees receivable which prove to be uncollectible have the effect of reducing the amount of service fees receivable collected by the Company.

The Company is exposed to credit risks of nonpayment of the Company's service fees by Affiliated Practices. The Company is also exposed to credit risks of nonpayment of patient fees receivable pledged as collateral for the Company's service fees, in that nonpayment of patient fees receivable may result in adjustment to the Company's service fees receivable if the Company does not seek recourse against the applicable Affiliated Practice for payment of the related service fees. The Company generally may seek recourse against an Affiliated Practice and their assets for nonpayment of the Company's service fees. The Company manages such credit risks by regularly reviewing the accounts and contracts, and providing appropriate allowances. Provisions are made currently for all known or anticipated losses for service fees receivable.

ADVANCES TO AFFILIATED PRACTICES

Advances to Affiliated Practices generally represent interest-free and unsecured amounts due from Affiliated Practices. These amounts due from Affiliated Practices primarily relate to cash advances against future distributions to the Affiliated Practices or other advances to the Affiliated Practices relating to amounts due to the Company under Service Agreements. Collection of advances to Affiliated Practices is highly dependent on the Affiliated Practices' financial performance. Therefore, the Company is exposed to certain credit risk. However, the Company believes such risk is minimized by its involvement in certain business aspects of the Affiliated Practices. The Company assesses the collectibility of these advances quarterly.

Cash Advances Against Future Distributions. The Company generally advances cash against future distributions to an Affiliated Practice (A) to fund compensation for the practice's affiliated practitioner(s) during the expansion phase of the practice, (B) to provide additional funds to the practice or (C) to finance the acquisition of a practice. The Company advances funds to an Affiliated Practice to maintain compensation of practitioners during the practice's expansion phase until an adequate patient base is established for the new or expanded center. This expansion includes adding new or *de novo* centers or adding associate orthodontists to increase an Affiliated Practice's capacity to treat patients. These expansion efforts generally have a negative short-term impact on the Affiliated Practice's cash flow, which reduces the amount of cash available to the practice to fund the practitioner's compensation. To encourage this type of expansion, the Company advances funds to an Affiliated Practice so that it can maintain the practitioner's compensation levels. The Company also provides cash advances to Affiliated Practices to fund certain practice-related matters or to provide practices with other unsecured financing. These types of advances are generally made at the request of the practice. From time to time, an Affiliated Practice will purchase another Affiliated Practice, such as upon the retirement of an affiliated practitioner. To facilitate that transition and the continuity of the practice being sold, the Company may finance all or a portion of the purchase price for the practice.

Advances Related to Certain Amounts Due Under Service Agreements. Advances to Affiliated Practices relating to amounts due to the Company under Service Agreements result when the Company (A) has remitted more funds to an Affiliated Practice than the practice is entitled to retain under its Service Agreement, (B) paid expenses to third parties on behalf of certain Affiliated Practices or (C) is due service fees from certain Affiliated Practices.

For most of the Affiliated Practices, the Company generally collects patient fees on behalf of an Affiliated Practice and periodically remits amounts to the Affiliated Practice based on historical amounts that the Affiliated Practice was entitled to retain under its Service Agreement. An advance results if the amounts remitted to the Affiliated Practice during a quarter are greater than the amount the practice was actually entitled to retain. Amounts remitted to the Affiliated Practice are periodically adjusted to effect a repayment of such advances.

Some Affiliated Practices collect patient fees directly from their patients, rather than the Company collecting the fees. If the Company remits payment to a third party for practice-related expenses on behalf of one of these Affiliated Practices and is not reimbursed by the practice, the Company will record as an advance the amount owed by the Affiliated Practice for such unreimbursed expenses.

When an Affiliated Practice collects its patient fees directly from patients and does not remit to the Company enough cash to pay the service fees due to the Company, the Affiliated Practice retains more cash than permitted under its Service Agreement. These unpaid service fees due to the Company in effect, represent an advance to the Affiliated Practice and are included in "Advances to Affiliated Practices" in the Company's consolidated balance sheets. In contrast, amounts recorded as "Service fees receivable" in the Company's consolidated balance sheets generally represent amounts recognized as fee revenue under the Company's revenue recognition policy for which cash has not been collected from patients or third party payors.

SUPPLIES INVENTORY

Supplies inventory consist of bands, brackets, wires and other supplies used for orthodontic and pediatric dental treatment and the costs of other removable or fixed appliances used prior to or after orthodontic treatment. Supplies inventory is valued at the lower of cost or market determined on the first-in, first-out basis.

ALLOWANCE FOR UNCOLLECTIBLE AMOUNTS

The Company provides an allowances for uncollectible amounts based on its estimate of service fees receivable that may not be paid by Affiliated Practices. At December 31, 2003 and 2002, the allowance for uncollectible service fees receivable was $8.4 million and $5.1 million, respectively. The allowance for uncollectible amounts of service fees receivable is generally calculated based on the aging of Affiliated Practices' patient fees receivable for 80% of amounts over 90 days past due, 100% of amounts over 120 days past due and 6.25% of amounts which patients have not yet been billed but which have been earned by the Affiliated Practice on a straight-line basis. These amounts are derived from the Company's experience in collecting patient fees receivable on behalf of Affiliated Practices. The Company also provides allowances for uncollectible amounts of advances to Affiliated Practices and notes receivable from Affiliated Practices based on its assessment of Affiliated Practices' inability to repay their obligations. At December 31, 2003 and 2002, the allowance for uncollectible advances to affiliated practices was $3.7 million and $2.4 million, respectively. At December 31, 2003 and 2002, the allowances for uncollectible amounts for notes receivable from practices was $1.8 million and $2.2 million, respectively. The Company estimates these uncollectible amounts based on its assessment of the Affiliated Practice's ability to repay its obligations.

PROPERTY, EQUIPMENT AND IMPROVEMENTS

Property, equipment and improvements are recorded at cost. All repair and maintenance expenses are recognized and expensed as incurred. Depreciation expense is provided using the straight-line method over the estimated useful lives of the assets, which range from 5 to 10 years. Leasehold improvements are amortized over the original lease terms, which are generally 5 to 10 years.

IDENTIFIABLE INTANGIBLE ASSETS

The Company generally affiliates with an existing orthodontic or pediatric dental practice by entering into a Service Agreement and acquiring substantially all of the non-professional assets of the practice or professional corporation. The acquired assets generally consist of equipment, furniture, fixtures and leasehold interests. The Company records these acquired tangible assets at their fair values as of the date of acquisition and depreciates or amortizes these assets using the straight-line method over their useful lives. The remainder of the purchase price is allocated to an identifiable intangible asset, which represents the cost of obtaining the Service Agreement. The Company obtains the exclusive right to provide business operations, financial, marketing and administrative services to the Affiliated Practice during the term of the Service Agreement. The Service Agreements generally provide that the professional corporation or entity is responsible for providing orthodontic or pediatric dental services and for employing all orthodontists or pediatric dentists. The terms of the Service Agreements range from 20 to 40 years, with most ranging from 20 to 25 years. In many cases, the Affiliated Practice has the option to terminate the Service Agreement after a certain length of time as prescribed in the Service Agreement. If the Affiliated Practice terminates its affiliation with the Company, it generally is required to pay the Company for all of the practice's assets, including the unamortized portion of the intangible assets, advances, service fees receivable and property, equipment and improvements, at their current book value or sell its interests in the practice to another licensed orthodontist or pediatric dentist.

Subsequent to affiliation, an Affiliated Practice may acquire an existing practice, center or patient base. The Company may pay additional consideration to the Affiliated Practice to amend its Service Agreement to extend the Company's affiliation to such newly acquired practice. Such an extension provides the Company with the opportunity to earn additional service fees. The consideration is allocated to an identifiable intangible asset.

IMPAIRMENT OF LONG-LIVED ASSETS

The Company assesses long-lived assets for impairment under Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," adopted by the Company on January 1, 2002. SFAS No. 144 requires the Company to evaluate whether events or circumstances have occurred that indicate all or a portion of the carrying amount of the Company's long-lived assets may not be recoverable. The assessment of recoverability takes into account whether the identifiable intangible assets should be completely or partially written off or the amortization period accelerated based on the Company's estimate of future service fees over the remaining term of the assets. If these long-lived assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value using estimated discounted cash flows. During 2003 and 2002, the Company recorded impairments of approximately $3.4 million and $0.5 million related to identifiable intangible assets, respectively. In addition, the Company wrote off approximately $2.5 million and $2.3 million of property, equipment and improvements for centers closed or relocated during 2003 and 2002, respectively. These amounts are included as "Asset impairments" in the Company's consolidated statements of income.

The Company was engaged in litigation with 62 practices for which the Company had ceased to record fee revenue as of December 31, 2003. The Company was also affiliated with 38 other practices for which the Company had generally ceased recording fee revenue as of December 31, 2003. At December 31, 2003, the Company recorded the following assets in its consolidated balance sheets related to these practices (in thousands):

Service fees receivable, net	$ 3,535
Advances to affiliated practices, net	4,287
Property, equipment and improvements, net	2,699
Identifiable intangible assets, net	15,962
Notes receivable, net	199
Total	$ 26,682

As a result of these developments, the Company had commenced litigation and/or taken other actions to recover amounts due to the Company from these practices for service fees receivable, advances, notes receivable and other long-lived assets, primarily identifiable intangible assets. The Company continues to evaluate these uncertainties to determine whether any of these assets should be reserved for or written off. The outcome of these uncertainties cannot be determined at this time.

GOODWILL

Goodwill represents the excess of purchase price over fair value of net assets acquired or arising from a business combination. Goodwill relates to the acquisition of OrthAlliance. On January 1, 2002, the Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 requires that goodwill and intangible assets with indefinite lives, including such assets recorded in past business combinations, no longer be amortized, but instead be tested for impairment by measuring the reporting unit at fair value with the initial impairment test performed within six months from the beginning of the year in which the standard is adopted. SFAS No. 142 also requires that the impairment test be performed at least annually thereafter, with interim testing required if circumstances warrant. The Company's net book value exceeded its market capitalization at December 31, 2003. Using other valuation techniques allowed under SFAS No. 142, the Company determined that goodwill was not impaired at December 31, 2003.

MARKETING AND ADVERTISING COSTS

Marketing and advertising costs are expensed as incurred.

INCOME TAXES

Income taxes are determined by the liability method in accordance with SFAS No. 109, "Accounting for Income Taxes." Deferred income tax assets and liabilities are recognized for the expected future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to reverse.

STOCK COMPENSATION ARRANGEMENTS

As permitted by SFAS No. 123, "Accounting for Stock-Based Compensation," the Company accounts for its stock compensation arrangements with employees under the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations. No stock-based employee compensation cost is reflected in net income, as all options granted under these plans have an exercise price equal to the market value of the underlying common stock on the date of grant. The Company accounts for stock options granted to non-employees, primarily affiliated orthodontists, at fair value determined according to SFAS No. 123. The Company accounts for the incentive plans implemented in connection with the OrthAlliance merger in accordance with Emerging Issues Task Force Issue No. 96-18 and Issue No. 00-18. The Company accounts for its orthodontist stock purchase plan in accordance with Emerging Issues Task Force Issue No. 00-19.

Pro Forma Disclosure for Employee Stock Options. SFAS No. 123, "Accounting for Stock-Based Compensation," requires the Company to disclose pro forma information regarding net income and earnings per share as if the Company had accounted for its employee stock options under the fair value method. The fair value was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions.

	2003	2002	2001
Risk-free interest rate	8.15%	6.30%	6.30%
Dividend yield:			
Volatility factor	0.530	0.671	0.535
Weighted-average expected life	4.95 years	5.27 years	5.53 years

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, management believes that the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

For purposes of pro forma disclosures, the estimated fair value of the option is amortized to expense over the option's vesting period. Had the Company's stock-based compensation plans been determined based on the fair value at the grant dates, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

(In thousands, except per share data)	2003	2002	2001
Net income, as reported	$ 49,065	$ 58,196	$ 61,134
Less stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effect	599	1,366	1,401
Pro forma net income	$ 48,466	$ 56,830	$ 59,733
Net income per share:			
Basic, as reported	$ 0.98	$ 1.14	$ 1.24
Basic, pro forma	0.97	1.11	1.21
Diluted, as reported	0.97	1.13	1.21
Diluted, pro forma	0.96	1.10	1.19

SELF-INSURANCE

The Company is self-insured for workers' compensation up to $250,000 per claim, and up to $125,000 per participant, per plan year, for employee group health insurance claims. The Company purchased commercial insurance that provides coverage for workers' compensation claims and employee group health claims in excess of the self-insured limits. A liability is recorded when it is probable that a loss has been incurred and the amount of that loss can be reasonably estimated.

Liabilities for claims incurred are re-evaluated periodically to take into consideration recently settled claims, frequency of claims, and other economic and social factors. The Company has recorded approximately $0.9 million and $0.7 million at December 31, 2003 and 2002, respectively, for such workers' compensation and employee group health insurance claims.

FOREIGN CURRENCY

All assets and liabilities of the Company's foreign subsidiaries are translated to U.S. dollars at the exchange rate as of the end of the period reported. Fee revenue and expenses are translated at the average exchange rate during the period reported. Foreign currency translation adjustments are reflected in accumulated other comprehensive loss as a separate component of the shareholders' equity line item on the Company's consolidated balance sheets.

NEW ACCOUNTING PRONOUNCEMENTS

In January 2003, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin No. 51." FIN 46 requires consolidation of entities when an enterprise absorbs a majority of the entity's expected losses, receives a majority of the entity's expected residual returns, or both, as a result of ownership, contractual or other financial interests in the entity. Currently, entities are generally consolidated by an enterprise when it has a controlling financial interest through ownership of a majority voting interest in the entity. In December 2003, the FASB issued FIN 46R which replaces FIN 46 and addresses consolidation of variable interest entities. Application of FIN 46R for variable interest entities, commonly referred to as special-purpose entities, is effective for the reporting period ending after December 15, 2003. All other provisions under FIN 46R are effective for the reporting period ending after March 15, 2004. The initial adoption of FIN 46R did not have an impact on the Company as the Company does not have an interest in any entity considered a special purpose entity. The Company believes the adoption of the other provisions of FIN 46R will not have a material impact on its financial position or results of operations.

3. TRANSACTIONS WITH AFFILIATED PRACTICES

PAYMENTS MADE TO OBTAIN OR AMEND SERVICE AGREEMENTS

In connection with the OrthAlliance merger and subsequent integration of OrthAlliance's Affiliated Practices, OrthAlliance entered into amendments to Service Agreements with many of OrthAlliance's Affiliated Practices. These amendments generally provide that the Affiliated Practice will use the Company's proprietary computer software and business systems in connection with the business functions of the practice. In addition, the Affiliated Practices are to maintain the current status of the advertisement or non-advertisement, as the case may be, of the practice to the general public, unless OrthAlliance otherwise agrees. The Affiliated Practices also agreed to continue to employ the affiliated orthodontists or pediatric dentists for a minimum number of years following the OrthAlliance merger. The affiliated practitioners also agreed to guarantee the performance of his or her professional corporation under the Service Agreement during the term of his or her employment. Certain of the amendments also extended the remaining term of the Service Agreement and provided for transition of the practice to a successor practitioner and an enhanced covenant not to compete. The Company paid $5.4 million and $6.5 million to OrthAlliance affiliated practitioners in connection with these amendments during 2003 and 2002, respectively. See "Note 10. Benefit Plans–Orthodontist Incentive Programs."

FUNDS ADVANCED TO AFFILIATED PRACTICES

Net advances to Affiliated Practices totaled $28.4 million and $30.5 million at December 31, 2003 and 2002, respectively. Of the advances at December 31, 2003, approximately $1.8 million was to Affiliated Practices that generated operating losses during the three months ended December 31, 2003 and approximately $9.8 million was to Affiliated Practices in international locations. Of the advances to Affiliated Practices at December 31, 2002, approximately $4.6 million was to Affiliated Practices that generated operating losses during the three months ended December 31, 2002 and approximately $8.4 million was to Affiliated Practices in international locations. The Company had an allowance for uncollectible amounts related to these advances of approximately $3.7 million and $2.4 million at December 31, 2003 and 2002, respectively.

GUARANTEES OF LOANS TO AFFILIATED PRACTICES

Orthodontic centers that have been newly developed by the Company have typically generated initial operating losses as they begin to build a patient base. A new center typically begins to generate operating profits after approximately 12 months of operations. To assist Affiliated Practices in obtaining financing for their portion of initial operating losses and capital improvements for newly developed orthodontic centers, the Company entered into an agreement with a financial institution under which the financial institution funds these operating losses and capital improvements. The Company remains a guarantor of the related debt. The Company was a guarantor for approximately $0.3 million and $0.7 million at December 31, 2003 and 2002, respectively, of loans under this arrangement. The Company generally no longer guarantees new debt for its Affiliated Practices.

NOTES RECEIVABLE FROM PRACTICES

In connection with the merger with OrthAlliance, the Company acquired promissory notes from certain of OrthAlliance's Affiliated Practices that are payable to OrthAlliance. Generally, principal and accrued interest under these promissory notes are payable in monthly installments, with interest accruing at the prime interest rate plus 1.0% per year. In addition, the Company also has promissory notes due from other practices, primarily arising from transactions in connection with the practice's buy-out of their Service Agreements. Generally, these notes have maturity dates ranging from three to five years, are unsecured and are personally guaranteed by the respective practitioners. The Company had notes receivable from practices of approximately $5.8 million and $3.2 million, net of allowance for uncollectible amounts, at December 31, 2003 and 2002, respectively. The Company had an allowance of approximately $1.8 million and $2.2 million at December 31, 2003 and 2002, respectively. Notes receivable from Affiliated Practices are included in "Other Assets" in the Company's consolidated balance sheets.

4. OTHER ASSETS

Other assets consisted of the following:

(In thousands)	December 31, 2003	December 31, 2002
Other assets:		
Notes receivable, net	$ 5,825	$ 3,180
Deposits	3,640	3,657
Deferred financing costs, net	2,842	--
Other assets	1,440	203
	$ 13,747	$ 7,040

5. OTHER LIABILITIES

Other liabilities consisted of the following:

(In thousands)	December 31, 2003	2002
Accounts payable:		
Accounts payable	$ 4,339	$ 5,837
Bank overdraft	4,646	2,211
	$ 8,985	$ 8,048
Accrued salaries and other accrued liabilities:		
Salaries and payroll taxes	$ 3,772	$ 3,624
Accounting and legal fees	3,833	10,899
Operating facility leases	497	800
Vacation and sick pay	1,221	1,504
Rent	2,314	2,211
Medical insurance	785	686
Other	1,555	896
	$ 13,977	$ 20,620

6. PROPERTY, EQUIPMENT AND IMPROVEMENTS

Property, equipment and improvements consisted of the following:

(In thousands)	December 31, 2003	2002
Leasehold improvements	$ 77,901	$ 73,703
Furniture, fixtures and equipment	72,308	65,689
	150,209	139,392
Less accumulated depreciation and amortization	58,052	49,332
Property, equipment and improvement, net	$ 92,157	$ 90,060

Depreciation expense was $14.6 million in 2003, $12.7 million in 2002 and $10.9 million in 2001.

7. IDENTIFIABLE INTANGIBLE ASSETS

Components of the Company's identifiable intangible assets at December 31, 2003 and 2002 were as follows:

(In thousands)	December 31, 2003	2002
Cost of identifiable intangible assets	$ 265,348	$ 262,411
Less accumulated amortization	48,223	42,028
Intangible assets, net	$ 217,125	$ 220,383

These assets are amortized on a straight-line basis over the shorter of the term of the related Service Agreement or 25 years. Amortization expense relating to intangible assets was $10.4 million in 2003, $10.3 million in 2002 and $9.0 million in 2001. Identifiable intangible assets and the related accumulated amortization are written off when fully amortized.

The Company currently estimates that amortization expense for the Company's identifiable intangible assets during each of 2004 through 2008 will be approximately $10.6 million, based on the Company's identifiable intangible assets as of December 31, 2003.

8. DEBT AND NOTES PAYABLE

The Company's debt consisted of the following as of the date indicated:

(In thousands)	December 31, 2003	2002
Line of Credit	$ 79,600	$ --
Term Loan	16,457	--
Prior Senior Credit Facility	--	69,232
Prior Bridge Credit Facility	--	37,000
Notes payable to practices, interest rates from 6% to 10%, with maturity dates ranging from 2004 to 2005, unsecured	6,172	12,999
	102,229	119,231
Less current portion	10,455	16,720
	$ 91,774	$ 102,511

The aggregate maturities of long-term debt as of December 31, 2003 for each of the next five years follows: 2004–$10.5 million; 2005–$9.2 million; 2006–$0.2 million; 2007–$0, and 2008–$0. Included in these amounts are maturities on the $25.0 million Term Loan, but excludes any amounts borrowed under the $100.0 million Line of Credit, due in 2006, (as defined below) and amounts due to practices that are engaged in litigation with the Company or practices that have ceased paying service fees and providing financial information the Company uses to compute fee revenue at December 31, 2003.

In January 2003, the Company obtained a three-year, $125.0 million credit facility which is comprised of a $100.0 million revolving line of credit ("Line of Credit") and a $25.0 million term loan ("Term Loan"). Approximately $84.9 million under the Line of Credit and the full $25.0 million under the Term Loan were initially borrowed to retire the Company's prior senior credit facility, bridge credit facility and to pay related transaction fees. At December 31, 2003, approximately $79.6 million of indebtedness was outstanding under the Line of Credit and $16.5 million under the Term Loan. The Company had $20.4 million available to borrow under the Line of Credit at December 31, 2003.

The Term Loan is amortizing over three years with level, quarterly principal payments of $2.1 million, plus interest. The credit facility is secured by a pledge of the capital stock of the Company's operating subsidiaries. Borrowings under the credit facility generally bear interest at margins over the lender's prime rate ranging from 0.50% to 1.50%, over the Eurodollar rate ranging from 1.50% to 2.50%. This margin is based on the Company's leverage ratio as computed under the credit facility. The interest rate on the credit facility was 3.4% at December 31, 2003.

The credit facility requires the Company to maintain certain financial and nonfinancial covenants under the terms of the agreement, including a maximum leverage ratio, minimum fixed charge coverage ratio, minimum consolidated net worth and maximum funded debt to total patient contract balances. The credit facility also contains positive and negative covenants that restrict certain activities of the Company, including limitations on the payment of cash dividends, repurchases of the Company's common stock, acquisitions, investments, incurrence of other indebtedness and other transactions that may affect the Company's liquidity. At December 31, 2003, the Company was in compliance with the covenants and restrictions of the credit facility.

9. LEASES

Facilities for the Company's Affiliated Practices and administrative offices are generally rented under long-term leases accounted for as operating leases. The original lease terms are generally 5 to 10 years with options to renew the leases for specified periods subsequent to their original terms. The leases have other various provisions, including sharing of certain executory costs and scheduled rent increases. Minimum rent expense is recorded on a straight-line basis over the life of the lease. Minimum future rental commitments as of December 31, 2003 are as follows (in thousands):

2004	$ 20,412
2005	13,566
2006	9,089
2007	6,080
2008	3,750
Thereafter	3,180
Total	$ 56,077

Many of the lease agreements provide for payments comprised of a minimum rental payment plus a contingent rental payment based on a percentage of cash collections and other amounts. Rent expense attributable to minimum and additional rentals along with sublease income was as follows:

(In thousands)	Year Ended December 31, 2003	2002	2001
Minimum rentals	$ 24,452	$ 25,246	$ 19,896
Additional rentals	9,413	13,499	11,129
Sublease income	(822)	(250)	(157)
	$ 33,043	$ 38,495	$ 30,868

10. BENEFIT PLANS

EMPLOYEE AND DIRECTOR STOCK OPTION PLANS AND WARRANTS

Incentive Stock Plan. The Company has reserved 4,400,000 of its authorized shares of common stock for issuance pursuant to options granted and restricted stock awarded under the Orthodontic Centers of America, Inc. 1994 Incentive Stock Plan (the "Incentive Option Plan"). Options may be granted to officers, directors and employees of the Company for terms no longer than 10 years at prices not less than fair market value of the common stock on the date of grant. Granted options generally become exercisable in four equal installments beginning two years after the grant date and expire 10 years after the grant date. At December 31, 2003, options to purchase a total of 2,147,826 shares of the Company's common stock were outstanding under the Incentive Option Plan.

Non-Qualified Stock Option Plan for Non-Employee Directors. The Company has reserved 400,000 of its authorized shares of common stock for issuance pursuant to options granted and restricted stock awarded under the Orthodontic Centers of America, Inc. 1994 Non-Qualified Stock Option Plan for Non-Employee Directors (the "Director Option Plan"). The Director Option Plan provides for the grant of options to purchase 2,400 shares of common stock on January 1 of each year to each non-employee director serving the Company on such date, at prices equal to the fair market value of the common stock on the date of grant. Granted options generally become exercisable in four equal annual installments beginning two years after the grant date and expire 10 years after the grant date, unless canceled sooner due to termination of service or death. At December 31, 2003, options to purchase a total of 72,200 shares of the Company's common stock were outstanding under the Director Option Plan.

ORTHODONTIST STOCK OPTION PLANS

Restricted Stock Option Plan. The Company has reserved 1,200,000 of its authorized shares of common stock for issuance pursuant to options granted under the Orthodontic Centers of America, Inc. 1995 Restricted Stock Option Plan (the "Orthodontist Option Plan"). Options may be granted to orthodontists who own an Affiliated Practice which has a service or consulting agreement with the Company, at prices not less than 100% of the fair market value of the common stock on the date of grant. Granted options generally become exercisable in four equal annual installments beginning two years after grant date and expire 10 years after grant date. At December 31, 2003, options to purchase a total of 592,711 shares of the Company's common stock were outstanding under the Orthodontist Option Plan. No options were issued under this plan during 2003. Expense of approximately $52,000 and $593,000 has been recognized for the Orthodontist Option Plan for the years ended December 31, 2002 and 2001, respectively.

OrthAlliance Orthodontist Stock Option Plans. OrthAlliance had two existing stock option plans available to its affiliated practitioners at the time of the OrthAlliance merger. As a result of the merger with OrthAlliance, holders of stock options granted under OrthAlliance's stock option plans became eligible to exercise those options for shares of the Company's common stock. The number of shares subject to those options, and their exercise price, were adjusted based on the exchange ratio in the merger of 0.10135.

At December 31, 2003, options to purchase 9,817 shares of the Company's common stock, based on the exchange ratio in the OrthAlliance merger, were outstanding under OrthAlliance's 1999 Orthodontist Stock Option Plan ("OrthAlliance 1999 Orthodontist Plan"), and options to purchase 8,849 shares of the Company's common stock, based on the exchange ratio in the OrthAlliance merger, were outstanding under OrthAlliance's 1997 Orthodontist Stock Option Plan ("OrthAlliance 1997 Orthodontist Plan"). Options granted under the OrthAlliance 1997 Orthodontist Plan and OrthAlliance 1999 Orthodontist Plan vested at date of grant, are exercisable in whole or in installments and expire five years and three years, respectively, from the grant date. The Company does not intend to grant any additional options under the OrthAlliance 1999 Orthodontist Plan or OrthAlliance 1997 Orthodontist Plan.

ORTHODONTIST INCENTIVE PROGRAMS

In connection with the merger with OrthAlliance and integration of the OrthAlliance Affiliated Practices, the Company implemented seven incentive programs. Under these programs, shares of the Company's common stock or promissory notes could be granted in installments to orthodontists and pediatric dentists who were owners and employees of professional entities that were parties to service, consulting or management service agreements with OrthAlliance and its subsidiaries and who, along with their professional entities, entered into an amendment to the

Affiliated Practice's service, consulting or management service agreement and employment agreement or new service agreement. Participation in each of the programs was also conditioned upon, among other things, execution of a participation agreement and completion of the merger with OrthAlliance. Issuance of shares of the Company's common stock and payments under the promissory notes are made in annual installments and subject to certain conditions. Installment payments of shares of the Company's common stock and promissory notes under these incentive programs have been recorded as an intangible asset on the Company's consolidated balance sheet. The Company expects to record as an intangible asset future issuances of shares of our common stock and promissory notes that may be paid under the incentive programs. Some of OrthAlliance's affiliated practitioners became eligible to participate in three of these incentive programs, the Stock Pool Program, Target Stock Program and the OrthAlliance Stockholder Value Program. None of the practitioners met the eligibility requirements to participate in the four other programs.

Stock Pool Program. To be eligible to participate in the Company's Stock Pool Program, as amended, the OrthAlliance affiliated practitioners must have entered into either an amendment to their service, consulting or management service agreement and an amendment to their employment agreement or a new Service Agreement with the Company. The amounts earned by participants are based on the amount of service fees paid to OrthAlliance or its subsidiaries, the number of months that they had been a party to a service, consulting or management service agreement with OrthAlliance or its subsidiaries, and the date on which they entered into the amendments or new Service Agreements.

Amounts earned under this plan are dependent on the amount of service or consulting fees paid to OrthAlliance. Fees paid to OrthAlliance during the twelve months after the merger must be at least 90% of the amount of service or consulting fees paid to OrthAlliance during and for the twelve calendar months immediately preceding the completion of the merger. However, if that 90% minimum target is not achieved in a particular twelve calendar month period, but is achieved during one of the subsequent twelve calendar month periods prior to the third anniversary of the OrthAlliance merger, then the installment of shares would be issuable at that time. Shares are issuable in three annual installments, with one-third of the shares to be issued following each of the first, second and third anniversaries of the completion of the OrthAlliance merger. There were five eligible participants at December 31, 2003 who were eligible to be granted up to a total of 1,949 shares of the Company's common stock.

A participant who entered into either an additional amendment to his or her service, consulting or management service agreement and an additional amendment to his or her employment agreement or a new business services agreement with the Company by a certain date could elect to receive a promissory note in lieu of all shares of the Company's common stock that such participant may otherwise be issued under the Stock Pool Program. As of December 31, 2003, 46 eligible participants had elected to receive future payments during the next year under promissory notes, if all conditions are met under this program, totaling $1.3 million instead of shares of common stock. The Company paid approximately $1.0 million and $1.2 million to affiliated practitioners under this program during 2003 and 2002, respectively.

Target Stock Program. To be eligible to participate in the Company's Target Stock Program, as amended, the OrthAlliance affiliated practitioners must have entered into either an amendment to their service, consulting or management service agreement and an amendment to their employment agreement or a new Service Agreement. Under the Target Stock Program, the participants could be granted shares of the Company's common stock, or a promissory note at the Company's election, with a value equal to three times 70% of the amount of service fees that their respective professional entities paid OrthAlliance or its subsidiaries during the 12 months prior to completion of the OrthAlliance merger, provided that the amount of service fees they pay in the third year following completion of the merger is at least 70% greater than that amount. If the service fees increase by less than 70%, then the participant will receive a pro rata amount of shares of the Company's common stock or a promissory note. At December 31, 2003, there were 51 eligible participants in the program. The total potential dollar value of the Company's common stock that may be issued under the program is approximately $17.3 million, if all conditions under this program are met.

Under the program, the number of shares to which a participant may be entitled is based upon the market price of the Company's common stock near the third anniversary of the OrthAlliance merger. Shares are issuable in four annual installments, with one-fourth of the shares to be issued following each of the fifth, sixth, seventh and eighth anniversaries of the completion of the OrthAlliance merger if the amount of service or consulting fees paid by the OrthAlliance affiliated practitioners and his or her professional entity to the Company during the twelve calendar months prior to that anniversary is at least 90% of the amount of service or consulting fees paid to OrthAlliance or its subsidiary during and for the twelve calendar months immediately preceding the completion of the OrthAlliance merger. However, if that 90% minimum target is not achieved in a particular twelve calendar month period, but is achieved during one of the subsequent twelve calendar month periods prior to the eighth anniversary of the OrthAlliance merger, then the installment of shares would be issuable at that time. If a participant entered into either an additional amendment to his or her service, consulting or management service agreement and an additional amendment to his or her employment agreement or a new Service Agreement with the Company by a certain date, then the dates on which shares of the Company's common stock may be issued to that participant under the Target Stock Program would be accelerated by one year (with one-fourth of the shares to be issued following each of the fourth, fifth, sixth and seventh anniversaries of the completion of the OrthAlliance merger).

Stockholder Value Program. To be eligible to participate in the OrthAlliance Stockholder Value Program, as amended, the OrthAlliance affiliated practitioners must have entered into an addendum to their service, consulting or management service agreement with OrthAlliance and its subsidiaries, in which they agreed to use the Company's systems upon completion of the merger, or have entered either into an amendment to their service, consulting or management service agreement and an amendment to their employment agreements or a new Service Agreement, and have received shares of OrthAlliance common stock as 50% or more of the consideration paid to them in connection with their initial affiliation with OrthAlliance or one of its subsidiaries.

Under the OrthAlliance Stockholder Value Program, the participants were eligible to receive a base amount of 2,000 shares of the Company's common stock and an additional number of shares of the Company's common stock based on the amount of service fees paid to OrthAlliance or its subsidiary during the 12 months ended March 31, 2001 and the amount of consideration paid to such participant in connection with his or her original affiliation with OrthAlliance or its subsidiary. Amounts earned under this program are based on the amount of service or consulting fees paid by the OrthAlliance affiliated practitioners and his or her professional entity to the Company during the twelve calendar months prior to that anniversary is at least 90% of the amount of service or consulting fees paid to OrthAlliance or its subsidiary during and for the twelve calendar months immediately preceding the completion of the OrthAlliance merger. However, if that 90% minimum target is not achieved in a particular twelve calendar month period, but is achieved during one of the subsequent twelve calendar month periods prior to the fifth anniversary of the OrthAlliance merger, then the installment of shares would be issuable at that time. If a participant entered into either an additional amendment to his or her service, consulting or management service agreement and an additional amendment to his or her employment agreement or a new Service Agreement with the Company by a certain date, then the dates on which shares of the Company's common stock may be issued to that participant under the OrthAlliance Stockholder Value Program would be accelerated by one year (with one-fourth of the shares to be issued following each of the first, second, third and fourth anniversaries of the completion of the OrthAlliance merger) and the participant could elect to receive a promissory note in lieu of all shares of the Company's common stock that the participant may otherwise be issued under the OrthAlliance Stockholder Value Program. As of December 31, 2003, 22 eligible participants had elected to receive payments under promissory notes during the next two years totaling $3.3 million instead of shares of common stock, if all conditions are met under this program. The Company paid $1.1 million and $1.5 million to participants under this program during 2003 and 2002, respectively.

During 2002, the Company implemented the Stock Pool II and Target Stock II incentive programs for OrthAlliance Affiliated Practices to integrate the OrthAlliance Affiliated Practices into the Company's system. To be eligible to participate in these incentive programs, a participant must, among other things, enter into an amendment to his or her service, consulting or management service agreement and an additional amendment to his or her employment agreement or a new Service Agreement with the Company.

Stock Pool II Program. Amounts to be issued under the Company's Stock Pool II Program, as amended, are based on service fees paid to OrthAlliance or its subsidiaries for the twelve months ended October 31, 2001. Participants in the program are eligible for awards that are payable, at their election, in shares of the Company's common stock or a promissory note. Awards under the program are subject to various conditions specified in the program and are issuable in four annual installments of 25% of the total amount to be issued if the amount of service or consulting fees paid by the OrthAlliance affiliated practitioners and his or her professional entity to the Company during the twelve calendar months prior to that installment date is at least 90% of the amount of service or consulting fees paid to OrthAlliance or its subsidiary during and for the twelve calendar months ending October 31, 2001. However, if that 90% minimum target is not achieved in a particular twelve calendar month period, but is achieved during the subsequent twelve calendar month periods immediately preceding a subsequent installment date, then the installment would be issuable at that time. If the required amendments to the service, consulting or management service agreements and employment agreement or the new service agreement were entered into by October 10, 2002, then the first annual installment was due on November 9, 2002. If the required amendments or new service agreement were entered into between October 2, 2002 and December 31, 2002, then the first annual installment will be due on the first anniversary of the amendment or new service agreement date.

The Company paid $3.6 million and $3.8 million to participants under this program during 2003 and 2002, respectively. At December 31, 2003, there were 53 eligible participants in the Stock Pool II program who were eligible to receive future payments under promissory notes in an aggregate amount of up to $8.6 million, if all conditions are met under this program.

Target Stock II Program. Amounts to be issued under the Company's Target Stock II Program, as amended, are based on a value equal to three times the increase, up to 70%, in service fees paid to OrthAlliance in the third year following the completion of the OrthAlliance merger compared to service fees paid to OrthAlliance during the 12 months prior to the merger. Awards under the program are subject to various conditions specified in the program. These awards are issuable in four annual installments of 25% of the total amount to be issued if the amount of service or consulting fees paid by the OrthAlliance affiliated practitioners and his or her professional entity to the Company during the twelve calendar months prior to that installment date is at least 90% of the amount of service or consulting fees paid to OrthAlliance or its subsidiary during and for the twelve calendar months immediately preceding the

OrthAlliance merger. However, if that 90% minimum target is not achieved in a particular twelve calendar month period, but is achieved during the subsequent twelve calendar month periods immediately preceding a subsequent installment date, then the installment would be issuable at that time. The first installment under the program is payable beginning on the fourth anniversary of the OrthAlliance merger. Awards are payable in shares of the Company's common stock or a promissory note, at the Company's election. At December 31, 2003, there were five eligible participants in the Target Stock II Program who were eligible to receive future payments under promissory notes totaling $2.3 million, if all conditions are met under this program.

STOCK PURCHASE PROGRAMS

Orthodontist Stock Purchase Plan. Additionally, the Company has reserved 2,000,000 shares of common stock for issuance to affiliated orthodontists through a stock purchase program that allows participating affiliated orthodontists to acquire shares of common stock from the Company. Under the program, a participating orthodontist contractually commits, generally at the time they enter into a Service Agreement, to purchase a certain amount of the Company's common stock over a period of years. Shares under the program are purchased over a period of 12 years, with payments and issuance beginning two years after the participating orthodontist commits to purchase the shares. There are restrictions on transfer of shares purchased under this program, which lapse as to 2% of the shares in years 3, 4 and 5 following the commitment to purchase, as to 26% of the shares in year 6, as to 2% of the shares in years 7 and 8, as to 30% of the shares in year 9, as to 2% of the shares in years 10 and 11 and as to 30% of the shares in year 12.

During 2003, the Company and the participating orthodontists suspended payments due under this program and the issuance of additional shares pending a further evaluation of this program. As of December 31, 2003, approximately 490,201 shares of the Company's common stock were issued under the program, and participating orthodontists had committed to purchase a total of 1,312,760 additional shares of the Company's common stock under the program at December 31, 2003.

Employee Stock Purchase Plan. The Company has reserved 200,000 of the authorized shares of its common stock for issuance under the Company's 1996 Employee Stock Purchase Plan (the "Employee Purchase Plan"), which allows participating employees of the Company to purchase shares of common stock from the Company through a regular payroll deduction of up to 10% of their respective normal monthly pay. Deducted amounts are accumulated for each participating employee and used to purchase the maximum number of whole shares of common stock at a price per share equal to 85% of the closing price of the common stock as reported on the New York Stock Exchange on the applicable purchase date or the first trading date of the year, whichever is lower. As of December 31, 2003, an aggregate of 66,516 shares had been issued under the Employee Purchase Plan.

SUMMARY OF OUTSTANDING OPTIONS AND WARRANTS

A summary of the Company's stock option and warrant activity, and related information for the years ended December 31, 2003, 2002 and 2001 follows:

	2003		2002		2001	
	Shares Subject to Options/ Warrants	Weighted Average Exercise Price	Shares Subject to Options/ Warrants	Weighted Average Exercise Price	Shares Subject to Options/ Warrants	Weighted Average Exercise Price
Options and warrants outstanding at beginning of year	2,748,482	$ 13.75	3,468,821	$ 16.77	3,857,414	$ 12.28
Options granted during year	199,824	8.09	238,705	21.33	475,128	15.35
Existing OrthAlliance options and warrants	N/A	N/A	N/A	N/A	234,489	75.93
Options exercised during year	(8,860)	3.67	(257,808)	4.08	(868,000)	12.50
Options and warrants forfeited/ canceled during year	(126,909)	16.68	(701,236)	12.21	(230,210)	14.31
Options and warrants outstanding at end of year	2,812,537	13.86	2,748,482	13.75	3,468,821	16.77
Options and warrants exercisable at end of year	2,028,917	9.21	1,632,961	11.10	1,794,260	18.47
Weighted average fair value of options granted during the year		$ 4.79		$ 12.14		$ 11.50

The shares of the Company's common stock subject to options and warrants at December 31, 2003 were in the following exercise price ranges:

	Options and Warrants Outstanding			Options and Warrants Exercisable	
Exercise Price	Number of Shares Subject to Options/Warrants	Average Contractual Life (Years)	Weighted Average Exercise Price	Number of Shares Subject to Options/Warrants	Weighted Average Exercise Price
$2.75 - $4.75	430,126	1.03	$ 3.18	430,126	$ 3.18
$5.22 - $11.00	281,533	7.77	7.81	64,617	6.91
$11.56 - $16.56	1,078,818	4.48	12.94	881,977	13.03
$17.38 - $24.19	844,763	5.10	19.58	596,288	18.52
$24.80 - $32.94	177,297	7.78	27.70	55,908	27.81

DEFINED CONTRIBUTION PLAN

The Company sponsors a 401(k) plan for all employees who have satisfied minimum service and age requirements. Employees may contribute up to 15% of their earnings to the plan. The Company matches 40% of an employee's contribution to the plan, up to a maximum of $600 per year. Matching contributions totaled $405,000, $410,000 and $342,000 for the years ended December 31, 2003, 2002 and 2001, respectively.

At the date of the OrthAlliance merger, OrthAlliance sponsored a 401(k) plan for all eligible, non-highly compensated employees with at least twelve months of employment with OrthAlliance. The plan was merged into the Company's 401(k) plan in 2002.

11. INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the consolidated deferred tax liabilities and assets were as follows:

(In thousands)	December 31, 2003	December 31, 2002
Deferred tax assets:		
Service fee prepayments	$ 548	$ 3,192
Net operating losses	38,708	26,480
Accrued liabilities	4,018	7,066
Foreign currency	72	834
Total deferred tax assets	43,346	37,572
Deferred tax liabilities:		
Intangible assets	$ (24,243)	$ (7,337)
Property, equipment and improvements	(17,025)	(693)
Total deferred tax liabilities	(41,268)	(8,030)
Net deferred tax asset	$ 2,078	$ 29,542

Components of the provision (benefit) for income taxes were as follows:

(In thousands)	Year Ended December 31, 2003	2002	2001
Current	$ 321	$ (6,268)	$ 38,034
Deferred	26,703	41,559	(961)
Total	$ 27,024	$ 35,291	$ 37,073

A reconciliation of income taxes computed at the federal statutory rates to the provision for income taxes is:

(In thousands)	Year Ended December 31, 2003	2002	2001
Tax at federal statutory rates	$ 26,631	$ 32,720	$ 34,372
Other, primarily state income taxes	393	2,571	2,701
Total	$ 27,024	$ 35,291	$ 37,073

The Company records a liability for tax matters of uncertainty or dispute with authorities that govern the Company's statutory tax assessment as a component of deferred taxes. This liability is reflected in the above table showing the significant components of the consolidated deferred tax liabilities and assets. The Company analyzes this liability on a quarterly basis. In the fourth quarter of 2003, based on the results of this analysis, the Company reduced this liability by $1.7 million.

The Company has deferred tax assets primarily relating to net operating loss carryforwards. These net operating loss carryforwards primarily relate to the cumulative effect of (A) a change in accounting method for recognizing revenue for income tax purposes previously approved by the Internal Revenue Service ("IRS") and (B) a change in accounting method related to applicable class lives for certain long-lived assets. This change in accounting method related to long-lived assets was approved by the IRS when filed during 2003 pursuant to IRS rules that provide for an automatic change in accounting method. The change in accounting method related to applicable class lives was applied in preparing the Company's 2002 federal tax return. The Company reduced the deferred tax assets by the Company's income taxes for 2003 and 2002, resulting in no current tax liability recorded by the Company at December 31, 2003 and 2002, respectively. The Company expects that the remaining net operating loss carryforwards will substantially offset the Company's income tax liability in 2004. If the net operating loss carryforwards are not used, they will expire between 2017 and 2023.

In 2002, the Company recorded a tax benefit relating to the exercise of stock options in 2002 and 2001. The effect of this tax benefit was approximately $5.7 million, which is included in the line item captioned "Tax benefit from the exercise of stock options" in the Company's statements of shareholders' equity.

12. TREASURY STOCK

In August 2002, the Company's Board of Directors approved a common stock repurchase program that authorizes the Company to repurchase up to 2.0 million shares of the Company's common stock from time to time until February 2004 in the open market at prevailing market prices or in privately negotiated transactions. As of December 31, 2003, the Company repurchased approximately 1.2 million shares of its common stock under this program for an aggregate purchase price of approximately $16.1 million, of which 150,000 shares of its common stock were repurchased during 2003 for an aggregate purchase price of $1.1 million. These shares were repurchased in the open market at prevailing market prices using cash from operations. The Company did not make any additional repurchases under this program through February 2004. In August 2003, the Company's Board of Directors approved another common stock repurchase program that authorizes the Company to repurchase up to 2.0 million shares of the Company's common stock from time to time in the open market at prevailing market prices or in privately negotiated transactions. The Company anticipates making additional repurchases of our common stock in the future under this new program. Repurchased shares are held in treasury, and may be available for use in connection with the Company's stock option plans, stock programs, incentive programs and acquisitions, or for other corporate purposes.

13. NON-RECURRING RECRUITING EXPENSE

In 2002, the Company reached agreement with a former employee on the number of affiliated orthodontists that the former employee was credited with recruiting and the amount payable to the former employee in consideration for his prior services. These amounts had been disputed by the parties and were the subject of a lawsuit pending between the parties. That lawsuit was dismissed in 2002, and the Company paid the former employee approximately $8.0 million in cash and forgave approximately $4.8 million of indebtedness owed by the former employee to the Company. These amounts have been included in the Company's Consolidated Statements of Income for 2002 as a non-recurring recruiting expense. The Company does not have similar recruiting arrangements with any other employee or affiliated practitioner.

14. SUBSEQUENT EVENT

On March 3, 2004, the Company's Board of Directors adopted a stockholder rights plan. To implement the rights plan, the Board of Directors declared a dividend distribution of one preferred stock purchase right per outstanding share of common stock, payable to all stockholders of record as of March 3, 2004. The rights were distributed as a non-taxable dividend and will expire on March 2, 2014. The rights will automatically trade with the Company's underlying common stock and no separate preferred stock certificates will be distributed. The rights to acquire preferred stock are not immediately exercisable and will become exercisable only if a person or group acquires or commences a tender offer for 20% or more of the Company's common stock. If a person or group acquires or commences a tender offer for 20% or more of the Company's common stock, each holder of these rights, except the acquirer, will be entitled to exercise a right for one one-thousandth of a share of the Company's newly-created Series A Junior Participating Preferred Stock at an exercise price of $40.00 or a number of shares of the Company's common stock equal to twice the exercise price of the rights divided by the market value of the Company's common stock at the time of such acquisition. In addition, in the event of certain business combinations, the rights permit their holders to purchase the number of shares of the acquirer's common stock equal to twice the exercise price of the rights divided by the market value of the acquirer's common stock at the time of such acquisition. The Company's Board of Directors

may terminate the rights plan at any time or redeem the rights for $0.00001 per right at any time before a person acquires 20% or more of the Company's common stock.

15. NET INCOME PER SHARE

The calculation of net income per share is performed using the treasury stock method. The Company used the following components to compute basic and diluted earnings per share:

(In thousands)	Year Ended December 31, 2003	2002	2001
Numerator:			
Net income for basic and diluted earnings per share	$ 49,065	$ 58,196	$ 61,134
Denominator:			
Denominator for basic earnings per share	50,180	51,255	49,235
Effect of dilutive securities	294	208	1,203
Denominator for diluted earnings per share	50,474	51,463	50,438

16. CONTINGENCIES

Approximately 53 OrthAlliance Affiliated Practices have filed actions against OrthAlliance that were pending in courts in a number of states as of December 31, 2003. In these lawsuits, the plaintiffs have generally alleged that OrthAlliance breached their respective service, management service or consulting agreements with OrthAlliance, and that these agreements and the employment agreements between the practitioners and their professional corporations violate state laws prohibiting fee splitting and the corporate practice of dentistry. Certain of the plaintiffs have also alleged that OrthAlliance fraudulently induced the plaintiffs to enter into the service, management service or consulting agreements, that OrthAlliance breached a fiduciary duty allegedly owed to the plaintiffs and that OrthAlliance has been unjustly enriched under these agreements. The plaintiffs seek, among other things, actual or compensatory damages, an accounting of fees paid to OrthAlliance under their service, management service and consulting agreements and a recovery of amounts improperly paid, a declaratory judgment that their service, management service or consulting agreements and their employment agreements (including the covenants not to compete) are illegal or against public policy and therefore void and unenforceable, a declaratory judgment that the service, management service and consulting agreements are not assignable by OrthAlliance, rescission of those agreements, an award of attorneys fees and, in some cases, punitive damages. In one of the lawsuits, the plaintiffs also seek to revoke amendments to their respective employment agreements and service, management service or consulting agreements, which they executed in connection with the OrthAlliance merger, and to form a class of other OrthAlliance affiliated practices that entered into similar amendments in connection with the merger. The plaintiffs in this lawsuit also allege that they were wrongfully induced into signing the amendments based on misrepresentations about the Company's business model and common stock and the benefits of being affiliated with the Company, and that the amendments were revocable until after the effective date of a registration statement relating to various incentive programs that the Company offered to OrthAlliance affiliated practices. OrthAlliance has filed counterclaims against the plaintiffs in these actions, in which OrthAlliance generally alleges that the plaintiffs have breached their service, management service and consulting agreements, that OrthAlliance detrimentally relied on the plaintiffs' statements and actions in entering into these agreements, that the plaintiffs have been unjustly enriched under these agreements and that the individual plaintiffs have tortiously interfered with OrthAlliance's contractual relations with the professional corporation plaintiffs. In these counterclaims, OrthAlliance generally seeks damages, specific performance of the agreements and attorneys fees.

On April 10, 2003, Ilena and Guiseppe Chiaretti filed an action in the United States District Court for the Eastern District of Louisiana against the Company and Bartholomew F. Palmisano, Sr., the Company's Chairman of the Board, President and Chief Executive Officer, Bartholomew F. Palmisano, Jr., the Company's Chief Operating Officer, and Thomas J. Sandeman, the Company's Chief Financial Officer. On April 22, 2003 and June 12, 2003, similar actions were filed in the United States District Court for the Eastern District of Louisiana against the Company and the other defendants by James A. Janette and Betty Suhadolnik, respectively. On August 28, 2003, the lawsuits were consolidated and a lead plaintiff was appointed. The consolidated action purports to be filed as a class action on behalf of the plaintiff and other purchasers of shares of the Company's common stock from November 14, 2002 to March 18, 2003. A consolidated amended complaint was filed on November 3, 2003. In the consolidated amended complaint, the plaintiffs allege that the Company and the other defendants violated Section 10(b) of the Securities Exchange Act of 1934, as amended, and Rule 10b-5 thereunder, by allegedly making false and misleading statements, and/or omitting to state material facts necessary to make the statements made not misleading, about practices affiliated with OrthAlliance, and by allegedly recognizing revenue, failing to timely expense uncollectible receivables and failing to write-down certain long-lived assets in violation of generally accepted accounting principles, in order to inflate the market price of the Company's common stock. The plaintiffs seek unspecified compensatory damages, interest and attorneys' fees. This lawsuit is at a very early stage and, at this time, the Company cannot predict whether it will prevail or estimate the amount of damages that the Company might incur. The Company is also unable to estimate any

reimbursement that it may receive from insurance policies in the event that it incurs any damages or costs in connection with this action. The Company denies these allegations and believes that this action lacks merit. The Company intends to defend this action vigorously.

On March 26, 2003, the U.S. District Court for the Northern District of Texas, in ruling on the plaintiffs' motion for summary judgment in a case captioned *Penny v. OrthAlliance*, Inc., held that, when construed together, the purchase agreements and service agreements between the plaintiffs and OrthAlliance and the employment agreements between the individual plaintiffs and their practices violated Texas statutes prohibiting the unauthorized practice of dentistry and were therefore invalid. In the court's view, the interrelationship among these agreements allowed OrthAlliance to own, maintain or operate an office or place of business in which it employs or engages the plaintiffs to practice dentistry, in violation of Texas law. In reaching its conclusion, the court noted that OrthAlliance leases or owns and maintains the office space and tangible assets used in the plaintiffs' practices and provides comprehensive practice management services, and that the service agreements require that the practices enter into employment agreements with the individual plaintiffs. This ruling is limited to these plaintiffs and Texas law, and does not apply to the enforceability of service agreements or employment agreements with any other practices. OrthAlliance appealed the ruling in this case on January 21, 2004 and believes that it has meritorious grounds to overturn this ruling on appeal. The Company believes that the court erroneously disregarded a Texas statute and regulation that expressly contemplate agreements such as OrthAlliance's service agreements. The court also disregarded language in the service agreements that limits OrthAlliance's services to those that do not violate state laws governing the practice of dentistry, including sections of the agreement that provide for waiver, severance or amendment of any provisions that may violate those laws. The Company also believes that the court misconstrued OrthAlliance's arrangements with the plaintiffs.

On March 1, 2004, the U.S. District Court for the Western District of Washington, in ruling on the plaintiffs' motion for summary judgment in a case captioned *Engst v. OrthAlliance, Inc.*, held that the overall relationship between OrthAlliance and the orthodontic practices violated a Washington statute governing the corporate practice of dentistry and that OrthAlliance's management service agreements with the practices, and the employment agreements between the orthodontists and their professional corporations were illegal. The court dismissed the orthodontists' other claims and OrthAlliance's counterclaims. The court relied on a series of Washington state court decisions to look beyond the express terms of the contracts, which the court viewed to be legal on their face, to the court's view of the underlying effect and purpose of the contracts. OrthAlliance filed notice of appeal to the ruling in this case on March 4, 2004 and believes that it has meritorious grounds to overturn this ruling on appeal. The Company believes that the court disregarded language in the management service agreements that limits OrthAlliance's services to those that do not violate state laws governing the practice of dentistry, including sections of the agreement that provide for waiver, severance or amendment of any provisions that may violate those laws. The Company also believes that the court misconstrued OrthAlliance's arrangements with the plaintiffs. This ruling is limited to these plaintiffs and Washington law, and does not apply to the enforceability of service agreements or employment agreements with any other practices.

On October 21, 2003, OrthAlliance filed an action in the Travis County, Texas District Court to seek a declaratory judgment that OrthAlliance's Service Agreements with two Texas Affiliated Practices are valid under Texas law. In addition, OrthAlliance is seeking money damages from the two practices and their orthodontist-owners for breach of the Service Agreements. As required by a Texas statute, the Texas State Board of Dental Examiners has been included as a party to the action because it involves the validity or applicability of rules adopted by the Board. In the action, OrthAlliance seeks a judgment that its Service Agreements are valid under the Board's rules and a Texas statute that protects a dentist's right to contract with a management service organization, such as OrthAlliance. The lawsuit is at a very early stage and, at this time, the Company cannot predict whether OrthAlliance will prevail.

On October 22, 2003, the Company filed a lawsuit in the Harris County, Texas District Court against a number of defendants for interfering with the Company's contractual relationships with the Company's Affiliated Practices. The defendants include two law firms, Locke, Liddell & Sapp, L.L.P. of Houston, Texas, and Goldstein, Tanen & Trench, P.A. of Miami, Florida, and a number of orthodontists and pediatric dentists who are represented by those firms in other litigation with the Company or OrthAlliance. The Company's complaint alleges that the defendants conspired to persuade Affiliated Practices to breach their Service Agreements with the Company and OrthAlliance in order to generate significant legal fees for the law firm defendants and force the Company to agree to more favorable settlement terms with the defendants. The complaint also alleges that the defendants used a series of letters, emails, meetings, personal solicitations and Internet message board postings to further their conspiracy. In addition, the Company alleges that certain of the practitioner defendants breached their Service Agreements. The Company seeks to enjoin the defendants from further interference with its contractual relationships with its Affiliated Practices. The Company is also seeking an unspecified amount of compensatory and punitive damages. The lawsuit is at a very early stage and, at this time, the Company cannot predict whether it will prevail.

Because litigation is inherently uncertain, the Company cannot assure you that it will prevail in any of these actions, nor can it estimate with reasonable certainty the amount of damages it might incur or the amount of any award the Company might receive. The Company has not recorded a reserve for these pending lawsuits. The Company and

its subsidiaries and affiliated practices are, and from time to time may become, party to other litigation or administrative proceedings which arise in the normal course of their business. Regardless of the outcome of such litigation and proceedings, they could be costly, time-consuming and could divert the time and attention of the Company's senior management.

17. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following is a tabulation of the unaudited quarterly results of operations for the years ended December 31, 2003 and 2002.

	Quarter Ended			
(In thousands, except per share data)	March 31, 2003	June 30, 2003	September 30, 2003	December 31, 2003
Fee revenue	$ 100,639	$ 100,214	$ 92,730	$ 81,797
Operating income	25,387	22,647	20,315	12,844
Net income	14,905	13,391	11,905	8,864
Net income per share:				
Basic	$ 0.30	$ 0.27	$ 0.24	$ 0.18
Diluted	0.30	0.27	0.24	0.18

	Quarter Ended			
(In thousands, except per share data)	March 31, 2002	June 30, 2002	September 30, 2002	December 31, 2002
Fee revenue	$ 111,323	$ 113,432	$ 112,738	$ 102,113
Operating profit	31,034	20,394	32,368	15,690
Net income	18,494	12,082	18,869	8,749
Net income per share:				
Basic	$ 0.36	$ 0.24	$ 0.37	$ 0.17
Diluted	0.36	0.23	0.37	0.17

The Company's results decreased for 2003 primarily due to certain practices for which we ceased recording fee revenue in 2003 and 2002. These practices have either bought out of their Service Agreements or ceased paying service fees and providing financial information the Company uses to compute fee revenue. The Company was affiliated with 342 practices for which it was recording fee revenue at March 31, 2003, 337 at June 30, 2003, 327 at September 30, 2003 and 324 at December 31, 2003. Most of the practices for which the Company stopped recording fee revenue were affiliated with OrthAlliance.

During 2003, the Company recorded asset impairments of $5.9 million ($3.8 million, net of income tax benefit) of which $0.7 million, $1.1 million, $0.8 million and $3.3 million was recorded in the respective quarters during 2003. During 2003, the Company recorded bad debt expense of $7.5 million ($4.9 million, net of income tax benefit) primarily related to uncollectible amounts from Affiliated Practices and service fees receivable, of which $0.6 million, $2.1 million, $2.6 million and $2.2 million was recorded in the respective quarters during 2003.

During 2002, the Company ceased recording fee revenue for certain affiliated practices that either bought out of their Service Agreements or that ceased paying service fees and providing the financial information to compute fee revenue. The Company was affiliated with 375 practices for which it was recording fee revenue at March 31, 2002, 367 at June 30, 2002, 355 at September 30, 2002 and 343 at December 31, 2002. At December 31, 2001, the Company was affiliated with 372 practices for which the Company was recording fee revenue. Most of the practices for which the Company stopped recording fee revenue were affiliated with OrthAlliance.

During the second quarter of 2002, the Company recorded a non-recurring recruiting expense of $12.8 million ($8.0 million, net of income tax benefit) for amounts paid to a former employee for past recruiting services.

During the fourth quarter of 2002, the Company incurred additional expense of $2.3 million ($1.4 million net of income tax benefit) related to uncollectible advances to Affiliated Practices and other receivables, and $1.9 million ($1.2 million net of income tax benefit) from asset impairments.



Bartholomew F. Palmisano, Sr.
Chairman of the Board

Bartholomew F. Palmisano, Sr. has served as Chairman and Chief Executive Officer of the Company since July 2000 and as President since October 1999. Previously, he served as Co-Chief Executive Officer from September 1998 to July 2000. He has served as a Director of the Company since its inception. Mr. Palmisano served as Chief Financial Officer, Senior Vice President, Secretary and Treasurer of the Company from its inception until September 1998. Mr. Palmisano is a licensed public accountant and attorney.



Dr. Dennis J.L. Buchman
Director

Dr. Dennis J.L. Buchman has served as Executive Vice President since March 2002 and a Director since 2001. He served as Doctor Liaison from March 2000 to September 2001 and Senior Vice President from September 2001 to March 2002. Dr. Buchman received the D.M.D. degree from the University of Florida in 1977 and M.S. degree and orthodontic certificate from West Virginia University in 1979. He was one of the founding doctors at the time of the Company's initial public offering in December 1994. Dr. Buchman is a member of the American Association of Orthodontists, the Southern Association of Orthodontists and the Florida Association of Orthodontists.



Dr. Hector M. Bush
Director

Dr. Hector M. Bush graduated from the University of Pittsburgh School of Dentistry in 1991, completed his certification program in general dentistry at the Medical College of Pennsylvania in 1992, and received his certification in orthodontics from Howard University in 1994. Dr. Bush has been affiliated with Orthodontic Centers of America since 1994, and has established one of the largest orthodontic practices in Central Georgia. Dr. Bush is a member of the American Dental Association, the American Association of Orthodontists and the Georgia Dental Association.



Dr. Jack P. Devereux, Jr.
Director

Dr. Jack P. Devereux, Jr. graduated from the Louisiana State University School of Dentistry in 1982 and earned a M.S. Degree in Orthodontics in 1985 from the University of North Carolina at Chapel Hill. Dr. Devereux is board certified, and has been practicing orthodontics in Slidell and New Orleans, Louisiana, since 1985. He has been affiliated with Orthodontic Centers of America since 1996. Dr. Devereux is a member of the New Orleans Dental Association, American Dental Association, Louisiana Association of Orthodontists, American Association of Orthodontists and a Diplomat of the American Board of Orthodontics.



Ashton J. Ryan, Jr.
Director

Ashton J. Ryan, Jr. has served as a Director of the Company since 1996. He is the President and Chief Executive Officer of FirsTrust Corporation in New Orleans, Louisiana. He was the President and Chief Executive Officer of First Bank and Trust from 1998 through 2000 and Senior Executive Vice President of First Commerce Corporation from 1995 through 1998. Mr. Ryan also served as a public accountant for a national accounting firm from 1971 to 1991, where he was also a partner from 1981 to 1991. Mr. Ryan is the Chairman of the Company's Audit Committee.



Dr. John J. Sheridan
Director

Dr. John J. Sheridan is currently a tenured professor of orthodontics at Louisiana State University School of Dentistry and a licensed orthodontist with over 34 years of experience. Dr. Sheridan is a member of the American Association of Orthodontists, the American Board of Orthodontics, the Council on Scientific Affairs of the AAO, the American Society of Dental Editors and the American Association of Dental Research. He has served as Associate Editor of both the American Journal of Orthodontics and the Journal of Clinical Orthodontics.



W. Dennis Summers
Director

W. Dennis Summers is the former Chairman of the Board of OrthAlliance, Inc., where he also served as its interim President and Chief Executive Officer until its merger with Orthodontic Centers of America in November 2001. He is a member of the State Bar of Georgia and a partner in the Atlanta office of the law firm of McGuireWoods LLP, specializing in corporate and business law. Mr. Summers is former Chairman of the Continuing Legal Education Committee of the Atlanta Bar Association for the State of Georgia and served on the Board of Directors of the Atlanta Volunteer Lawyers Foundation and the Atlanta Council of Young Lawyers. He graduated from the University of Georgia with a Bachelor's Degree in Business Administration and received his law degree from the University of Georgia School of Law.



David W. Vignes, CPA
Director

David W. Vignes is a private consultant in the greater New Orleans area. Mr. Vignes retired in 2001 after serving 12 years as managing partner of Vignes & Macaluso, CPA, a business and tax accounting firm located in Metairie, Louisiana. Mr. Vignes began his accounting career with Price Waterhouse & Co. and has practiced public accounting since 1982. He received a Bachelor's Degree in Accounting from the University of Notre Dame College of Business Administration in 1980, where he was the valedictorian of the business college. Mr. Vignes earned his Masters Degree in Accounting from the University of New Orleans in 1982, where he was also the valedictorian.



Edward J. Walters, Jr.
Director

Edward J. Walters, Jr. has served as a Director of the Company since 1994. He has been a partner in the Baton Rouge law firm of Moore, Walters, Thompson, Hoover, Thomas, Papillion & Cullens since 1976. He received his law degree from the Louisiana State University Law Center, where he is an adjunct professor of law. He is board certified in Civil Trial Advocacy by the National Board of Trial Advocacy.



Bartholomew F. Palmisano, Sr.
Chief Executive Officer, President & Chairman of the Board

Bartholomew F. Palmisano, Sr. has served as Chairman and Chief Executive Officer of the Company since July 2000 and as President since October 1999. Previously, he served as Co-Chief Executive Officer from September 1998. He has served as a Director of the Company since its inception. Mr. Palmisano served as Chief Financial Officer, Senior Vice President, Secretary, and Treasurer of the Company from its inception until September 1998. Mr. Palmisano is a licensed public accountant and attorney.



Dr. Dennis J.L. Buchman
Executive Vice President, Director

Dr. Dennis J.L. Buchman has served as Executive Vice President since March 2002 and a Director since 2001. He served as Doctor Liaison from March 2000 to September 2001 and Senior Vice President from September 2001 to March 2002. Dr. Buchman received the D.M.D. degree from the University of Florida in 1977 and M.S. degree and orthodontic certificate from West Virginia University in 1979. He was one of the founding doctors at the time of the Company's initial public offering in December 1994. Dr. Buchman is a member of the American Association of Orthodontists, the Southern Association of Orthodontists and the Florida Association of Orthodontists.



David E. Verret
Senior Vice President and Chief Financial Officer

Mr. Verret has served as Senior Vice President of Finance since January 2004 and Chief Financial Officer since March 2004. Prior to his appointment as Senior Vice President of Finance, he worked in OCA's operational accounting and reporting area and previously worked in the Company's external financial reporting area. Mr. Verret, who joined OCA in 1995, is a certified public accountant and graduated in 1992 with a B.A. from the University of New Orleans.



Bartholomew F. Palmisano, Jr.
Chief Operating Officer

Bartholomew F. Palmisano, Jr. has served as Chief Operating Officer of the Company since October 2001. He served as the Company's Chief Financial Officer from September 1998 to October 2001. Mr. Palmisano was formerly Chief Information Officer of the Company from July 1994 to September 1998 and has been with the Company since December 1992. Mr. Palmisano earned a B.A. in economics and graduated with honors from Stanford University in 1992.

Independent Public Accountants
Ernst & Young LLP
New Orleans, LA

Transfer Agent & Shareholder Services
EquiServe Trust Company N.A.
Jersey City, NJ
ph: (201) 324-1225
www.equiserve.com

Legal Counsel
Waller Lansden Dortch & Davis, PLLC
Nashville, TN

Annual Meeting
The annual meeting of stockholders of Orthodontic Centers of America, Inc. will be held on May 27, 2004 at 9:00 a.m. (Central Time) at the Company's corporate office at 3850 N. Causeway Blvd., Suite 800, Metairie, LA.

Corporate Headquarters Office
3850 N. Causeway Blvd.
Suite 800
Metairie, LA 70002
ph: (504) 834-4392
fax: (504) 834-3663
toll free: (866) 765-8583

Additional Information
Upon written request, we will furnish stockholders, without charge, copies of quarterly information, additional copies of this annual report and copies of our Annual Report on Form 10-K *(without exhibits) as filed with the* Securities and Exchange Commission for the fiscal year ended December 31, 2003. Additional information is also available on our Web site, http://www.4braces.com.

Requests should be directed to:
Cory B. Armand
3850 N. Causeway Blvd.
Suite 800
Metairie, LA 70002
ph: (866) 765-8583
fax: (504) 620-3440

Stock Price Data
Our common stock is listed on the New York Stock Exchange under the symbol "OCA."

2003:	High	Low
First quarter	$ 12.68	$4.99
Second quarter	8.69	4.11
Third quarter	9.15	6.68
Fourth quarter	9.40	6.60

2002:	High	Low
First quarter	$ 31.33	$ 23.60
Second quarter	29.65	22.00
Third quarter	22.95	10.05
Fourth quarter	13.05	7.80

At April 6, 2004, Orthodontic Centers of America, Inc. had approximately 28,105 stockholders, including 305 stockholders of record and approximately 27,800 persons or entities holding common stock in nominee name.



[illegible]50 N. Causeway Blvd., Suite 800
[illegible]tairie, LA 70002
[illegible] (504) 834-4392
[illegible]x: (504) 834-3663